UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 12, 2026 (November 11, 2026)

BCP INVESTMENT CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	814-00735	20-5951150
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

650 Madison Avenue
3rd Floor
New York, NY 10022
(Address of principal executive office and zip code)

Registrant’s telephone number, including area code: (212) 891-2880

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	BCIC	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On November 11, 2026, BCP Investment Corporation, a Delaware corporation (“BCIC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Investcorp Credit Management BDC, Inc., a Maryland corporation (“ICMB”), and Aria Acquisition Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of BCIC (“Acquisition Sub”).

The Merger Agreement provides that (i) Acquisition Sub will merge with and into ICMB (the “First Merger”), with ICMB continuing as the surviving corporation and as a wholly-owned subsidiary of BCIC (the “Surviving Corporation”), and (ii) immediately after the effectiveness of the First Merger, the Surviving Corporation will merge with and into BCIC (the “Second Merger” and, together with the First Merger, the “Mergers”), with BCIC continuing as the surviving corporation. The parties to the Merger Agreement intend for the Mergers, taken together, to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The board of directors of ICMB, on the recommendation of the special committee of the board of directors of ICMB, and the board of directors of BCIC and the governing body of Acquisition Sub have approved and/or adopted the Merger Agreement and the transactions contemplated thereby, and have declared the Merger Agreement and the transactions contemplated thereby advisable and in the best interests of ICMB, BCIC, Acquisition Sub, and their respective stockholders.

Merger Consideration

At the date and time when the First Merger becomes effective (the “Effective Time”), each share of common stock, par value $0.001 per share, of ICMB (“ICMB Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding shares held by subsidiaries of ICMB or held, directly or indirectly, by BCIC or Acquisition Sub (“Canceled Shares”)) shall be converted into the right to receive a portion of the Aggregate Merger Consideration (as defined below). The “Aggregate Merger Consideration” means the sum of (A) a number of shares of common stock, par value $0.01 per share, of BCIC (“BCIC Common Stock”) equal to the number of shares of ICMB Common Stock issued and outstanding as of the second business day immediately preceding the business day on which the closing is expected to occur (the “Determination Date”) (excluding any Canceled Shares), multiplied by the Exchange Ratio (as defined below); provided, that in no event will the aggregate number of shares of BCIC Common Stock to be issued pursuant to the Merger Agreement (the “Aggregate Share Consideration”) exceed 19.99% of the number of shares of BCIC Common Stock outstanding as of November 11, 2026, and (B) if the Aggregate Share Consideration Value (as defined below) is less than ninety percent (90%) of the ICMB Closing Net Asset Value (as defined below), an amount in cash, without interest, to be paid by BCIC equal to (a) ninety percent (90%) of the ICMB Closing Net Asset Value minus (b) the Aggregate Share Consideration Value (such cash amount, the “BCIC Aggregate Cash Consideration”); provided, that in no event shall the BCIC Aggregate Cash Consideration exceed sixty percent (60%) of the Aggregate Merger Consideration. In the event that, as a result of the foregoing stock and cash limitations, the Aggregate Merger Consideration would be less than ninety percent (90%) of the ICMB Closing Net Asset Value, BCIC and ICMB shall negotiate in good faith to adjust the Exchange Ratio and/or the BCIC Aggregate Cash Consideration so as to preserve the intended economic terms and the intended tax treatment under the Merger Agreement.

Promptly following 5:00 p.m. Eastern Time on the Determination Date, each of BCIC and ICMB shall deliver to the other party a calculation of its estimated net asset value, as adjusted pursuant to the terms of the Merger Agreement, as of 5:00 p.m. Eastern Time on the Determination Date, calculated in good faith (the total net asset value of BCIC as of the Determination Date, the “BCIC Closing Net Asset Value,” and the total net asset value of ICMB as of the Determination Date, the “ICMB Closing Net Asset Value”). Based on such calculations, the parties will calculate the “BCIC Per Share NAV,” which will equal the BCIC Closing Net Asset Value divided by the number of shares of BCIC Common Stock issued and outstanding as of the Determination Date, and the “ICMB Per Share NAV,” which will equal ninety percent (90%) of the quotient of the ICMB Closing Net Asset Value divided by the number of shares of ICMB Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares). The “Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the ICMB Per Share NAV divided by (ii) the BCIC Per Share NAV. The “Aggregate Share Consideration Value” shall refer to (a) the BCIC Per Share NAV multiplied by (b) the Aggregate Share Consideration.

Each share of ICMB Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Canceled Shares) shall be converted into the right to receive (i) a number of shares of BCIC Common Stock equal to (a) the Aggregate Share Consideration divided by (b) the number of shares of ICMB Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares), and (ii) an amount in cash, without interest, equal to (a) the BCIC Aggregate Cash Consideration divided by (b) the number of shares of ICMB Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares), subject to the holdback described below.

A portion of the Aggregate Merger Consideration, having an aggregate value of $500,000 (the “Holdback Amount”), will be held-back from payment to ICMB stockholders in connection with the consummation of the First Merger and instead be deposited by BCIC in a separate fund maintained by a nationally recognized financial institution (the “Holdback Fund”). The Holdback Amount will be satisfied (i) first, from the BCIC Aggregate Cash Consideration, and (ii) second, solely to the extent the BCIC Aggregate Cash Consideration is less than the Holdback Amount, from shares of BCIC Common Stock (valued in accordance with the average of the volume-weighted average price per share of BCIC Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by BCIC and ICMB) on each of the five (5) consecutive trading days ending with the third (3rd) complete trading day immediately prior to the effective date of the First Merger), with the portion of the BCIC Aggregate Cash Consideration and, if applicable, the Aggregate Share Consideration, payable in respect of each share of ICMB Common Stock issued and outstanding immediately prior to the Effective Time to be reduced pro rata accordingly. The Holdback Fund shall be held solely to satisfy any taxes, interest, penalties, and related costs and expenses of ICMB, BCIC or their respective subsidiaries arising of certain tax matters pertaining to ICMB with respect to periods prior to the First Merger (collectively, “Specified Tax Liabilities”). On or promptly after October 15, 2027, the balance of the Holdback Amount, net of amounts retained by BCIC to satisfy Specified Tax Liabilities, shall be released to holders of shares of ICMB Common Stock issued and outstanding immediately prior to the Effective Time.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of ICMB, BCIC and Acquisition Sub. Additionally, the Merger Agreement contains customary pre-closing covenants, including covenants requiring ICMB and BCIC (i) to use reasonable best efforts to cause the consummation of the transactions contemplated by the Merger Agreement, (ii) to conduct its business in the ordinary course, and (iii) to refrain from taking certain actions prior to the consummation of the Mergers without the other party’s consent (which consent shall not be unreasonably withheld, delayed or conditioned), subject to the exceptions set forth in the Merger Agreement.

The Merger Agreement contains “no-shop” provisions that restrict ICMB’s ability to solicit or initiate discussions or negotiations with third parties regarding other proposals to acquire ICMB, and ICMB is restricted in its ability to respond to such proposals. In addition, ICMB must (i) call and hold a meeting of ICMB stockholders solely for the purpose of seeking the adoption of the Merger Agreement by the holders of at least a majority of the outstanding shares of ICMB Common Stock entitled to vote thereon (such approval, the “ICMB Stockholder Approval” and such meeting, the “ICMB Stockholders Meeting”), (ii) include, in the proxy statement for the ICMB Stockholders Meeting (the “Proxy Statement”), the recommendation of the board of directors of ICMB that the stockholders of ICMB adopt the Merger Agreement and approve the transactions contemplated thereby, including the First Merger (the “ICMB Recommendation”) and (iii) not withhold or withdraw, or modify or qualify in a manner adverse to BCIC or Acquisition Sub, the ICMB Recommendation, except as expressly permitted by the Merger Agreement.

Conditions to the Mergers

The consummation of the Mergers is subject to the satisfaction or (to the extent permitted by law) waiver of certain customary closing conditions, including obtaining the ICMB Stockholder Approval and the delivery of customary instruments providing for the payoff of ICMB’s outstanding indebtedness. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Termination

The Merger Agreement contains customary termination rights. In particular, at any time prior to receipt of the ICMB Stockholder Approval, ICMB may terminate the Merger Agreement in order to substantially concurrently enter into a binding definitive agreement providing for the consummation of a superior proposal, subject to ICMB’s compliance with notice and other specified conditions contained in the no-shop covenants, including giving BCIC the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a period following notice, and provided that ICMB has not otherwise materially breached any provision of the no-shop covenants and pays the ICMB Termination Fee (as defined below) prior to or simultaneously with such termination.

If the Merger Agreement is terminated by ICMB as provided in the foregoing paragraph in connection with a superior proposal or is terminated under certain other circumstances specified in the Merger Agreement, ICMB must pay BCIC a termination fee equal to $1,309,460.46 (“ICMB Termination Fee”), minus any amounts that ICMB previously paid to BCIC in the form of expense reimbursement, at the times specified in the Merger Agreement.

If the ICMB Stockholder Approval is not obtained, the Merger Agreement may be terminated by BCIC or ICMB and under circumstances in which the ICMB Termination Fee is not then payable to BCIC, ICMB must reimburse BCIC and its affiliates for all of their documented out-of-pocket fees and expenses (including all documented fees and expenses of counsel, financial advisors, accountants, experts and consultants to BCIC, Acquisition Sub and their affiliates) incurred and payable by BCIC or Acquisition Sub or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby, up to a maximum reimbursement payment of $1,500,000.

Key Stockholder Agreements

Concurrently with the execution of the Merger Agreement, BCIC entered into key stockholder agreements (each, a “Key Stockholder Agreement”) with certain stockholders of ICMB including Investcorp BDC Holdings Limited (signing severally with Investcorp S.A.), Stifel Venture Corp., and ICMB’s directors and officers (the “Key Stockholders”). The Key Stockholder Agreements contain customary voting support, transfer restriction, and standstill provisions applicable to each Key Stockholder prior to and after the consummation of the Mergers. Specifically, pursuant to the Key Stockholder Agreements, and subject to the terms and conditions thereof, each Key Stockholder has agreed, among other things, until the earlier of the consummation of the First Merger and the termination of the Merger Agreement, to vote their shares of ICMB Common Stock (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the First Merger, and (ii) against any action or agreement reasonably likely to hinder consummation of such transactions, including any competing proposal. The Key Stockholders beneficially own, collectively, approximately 41% of the outstanding shares of ICMB Common Stock as of the date of the Merger Agreement.

General

The foregoing summary descriptions of the Merger Agreement and the Key Stockholder Agreements are subject to and qualified in their entirety by reference to the Merger Agreement and the Form of Key Stockholder Agreement, copies of which are attached hereto as Exhibits 2.1 and 10.1, respectively, and the terms of which are incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about the parties thereto or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement (except as may be expressly set forth in the Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Merger Agreement.

Item 7.01.	Regulation FD Disclosure.

On November 11, 2026, ICMB and BCIC issued a joint press release announcing the signing of the Merger Agreement. A copy of the press release is included as Exhibit 99.1 to this Form 8-K.

The information furnished pursuant to this Item 7.01, including the related exhibit, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information or exhibits be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing by BCIC with the Securities and Exchange Commission (the “SEC”).

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of November 11, 2026, by and among BCP Investment Corporation, Aria Acquisition Sub, Inc., and Investcorp Credit Management BDC, Inc.

10.1	Form of Key Stockholder Agreement

99.1	Joint Press Release of BCP Investment Corporation and Investcorp Credit Management BDC, Inc. dated November 11, 2026

104	Cover page interactive data file (embedded within the Inline XBRL document)

*

Schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

***********

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between ICMB and BCIC pursuant to the Merger Agreement. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including the required approval by the stockholders of ICMB may not be obtained; (2) the risk that the mergers or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by ICMB and BCIC or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of ICMB and BCIC; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact BCIC’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings ICMB and BCIC have made with the SEC, and will be contained in the materials ICMB and BCIC will file with the SEC in connection with the proposed transactions under the Merger Agreement, including BCIC’s registration statement on Form N-14 (the “Registration Statement”), which will include ICMB’s proxy statement on Schedule 14A that also constitutes a prospectus of BCIC (the “Proxy Statement/Prospectus”).

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, neither ICMB nor BCIC undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or developments, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the merger, BCIC plans to file with the SEC the Registration Statement that will include the Proxy Statement/Prospectus. After the Registration Statement is declared effective by the SEC, ICMB will mail the Proxy Statement/Prospectus to its stockholders. The Proxy Statement/Prospectus and Registration Statement will each contain important information about BCIC, ICMB, the merger and related matters. STOCKHOLDERS OF ICMB AND BCIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, ICMB, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by BCIC, from BCIC’s website at https://www.bcpinvestmentcorporation.com and for documents filed by ICMB, from ICMB’s website at https://www.icmbdc.com. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

Participation in the Solicitation

BCIC, its directors, certain of its executive officers and certain employees and officers of Sierra Crest Investment Management LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with Mergers. Information about the directors and executive officers of BCIC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed by BCIC with the SEC on March 5, 2026, and its proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2026. Additional information regarding the directors and executive officers of BCIC will be contained in the Proxy Statement/Prospectus when it becomes available.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposals included in the Proxy Statement/Prospectus or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, BCP Investment Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2026

BCP INVESTMENT CORPORATION

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

BCP Investment Corporation,

Aria Acquisition Sub, Inc.,

and

Investcorp Credit Management BDC, Inc.

Dated as of November 11, 2026

i

(continued)

(continued)

(continued)

Appendix A	Definitions

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 11, 2026 (this “Agreement”), is made by and among BCP Investment Corporation, a Delaware corporation (“Parent”), Aria Acquisition Sub, Inc., a Maryland corporation and a direct wholly-owned Subsidiary of Parent (“Acquisition Sub”) and Investcorp Credit Management BDC, Inc., a Maryland corporation (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

W I T N E S S E T H:

WHEREAS, each of Parent and the Company has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act;

WHEREAS, each of (i) the board of directors of the Company (the “Company Board”), upon the approval of and recommendation by the Special Committee of the Company Board (the “Company Special Committee”), and (ii) the board of directors of Parent (the “Parent Board”) and Parent as the sole stockholder of Acquisition Sub have each unanimously approved the acquisition of the Company by Parent upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, the Company Board and the board of directors of Acquisition Sub have approved and declared advisable, and each of the Parent Board and Parent as the sole stockholder of Acquisition Sub has approved or adopted, this Agreement and the transactions contemplated hereby, including the merger of Acquisition Sub with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned Subsidiary of Parent (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the Maryland General Corporation Law (“MGCL”);

WHEREAS, immediately after the First Merger, the Surviving Corporation shall merge with and into Parent (the “Second Merger” and, together with the First Merger, the “Mergers”), whereupon the separate existence of the Surviving Corporation shall cease and Parent shall be the surviving corporation in the Second Merger, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the MGCL;

WHEREAS, the Company Board has recommended that the Company’s stockholders approve the adoption of this Agreement and the approval of the Mergers and the transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of Parent and Acquisition Sub to enter into this Agreement, certain stockholders of the Company have entered into key stockholder agreements (the “Key Stockholder Agreements”) pursuant to which such stockholders have, among other things and subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of the Company owned by such stockholders in favor of the Mergers and the transactions contemplated hereby;

WHEREAS, for United States federal income Tax purposes, the Mergers taken together, are intended to qualify for the Intended Tax Treatment; and

WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue as the surviving corporation and a wholly-owned Subsidiary of Parent.

(b) Upon the terms and subject to the conditions of this Agreement, and in accordance with Section 252 of the DGCL and the applicable provisions of the MGCL, immediately after the Effective Time and as part of a single integrated transaction with the First Merger, the Surviving Corporation shall be merged with and into Parent, whereupon the separate existence of the Surviving Corporation shall cease, and Parent shall be the surviving corporation in the Second Merger.

Section 1.2 The Closing. Subject to the provisions of Article VII, the closing of the First Merger (the “Closing”) shall take place at 8:00 a.m. (local time) on a date to be specified by the parties hereto, but no later than the fifth Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place virtually via the exchange of executed documents and other deliverables.

Section 1.3 Effective Time.

(a) Concurrently with the Closing, the Company and Acquisition Sub shall cause articles of merger with respect to the First Merger (the “Articles of First Merger”) to be executed and filed with the State Department of Assessments and Taxation of Maryland (the “MD SDAT”) as provided under the MGCL. The First Merger shall become effective on the date and time at which the Articles of First Merger have been duly filed with, and accepted for record by, the MD SDAT, or at such later date and time as is agreed in writing between Parent and the Company and specified in the Articles of First Merger, which shall be no later than 30 days after acceptance for record of the Articles of First merger by the MD SDAT (such date and time being hereinafter referred to as the “Effective Time”).

(b) Immediately after the Effective Time and as part of a single integrated transaction with the First Merger, the Surviving Corporation and Parent shall cause a certificate of merger with respect to the Second Merger (the “Certificate of Second Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DGCL and articles of merger with respect to the Second Merger (the “Articles of Second Merger”) to be executed and filed with the MD SDAT as provided under the MGCL. The Second Merger shall become effective on the date and time at which the Certificate of Second Merger has been duly filed with, and accepted for record by, the Delaware Secretary and the Articles of Second Merger have been duly filed with, and accepted for record by, the MD SDAT, or at such other date and time as is agreed in writing between Parent and the Company and specified in the Certificate of Second Merger and Articles of Second Merger, which shall be no later than 30 days after acceptance for record of the Articles of Second Merger by the MD SDAT (such date and time being hereinafter referred to as the “Second Effective Time”).

(c) The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the MGCL. Without limiting the generality of the foregoing, (i) from and after the Effective Time, the Surviving Corporation shall possess all property, rights, privileges, powers and franchises of the Company and Acquisition Sub, and all of the obligations, liabilities, and duties of the Company and Acquisition Sub shall become the obligations, liabilities and duties of the Surviving Corporation, and (ii) from and after the Second Effective Time, Parent shall possess all property, rights, privileges, powers and franchises of the Surviving Corporation, and all of the obligations, liabilities, and duties of the Surviving Corporation shall become the obligations, liabilities and duties of Parent.

Section 1.4 Charters, Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the charter of the Company as the Surviving Corporation shall be amended and restated in its entirety to take the form of the charter of Acquisition Sub in effect immediately prior to the Effective Time (except the references to Acquisition Sub’s name shall be replaced by references to “Investcorp Credit Management BDC, Inc.”) and any references to the sole incorporator of Acquisition Sub shall be removed, until thereafter amended in accordance with Applicable Law and the applicable provisions of the charter of the Surviving Corporation (subject to Section 6.7).

(b) At the Effective Time, and without any further action on the part of the Company and Acquisition Sub, the bylaws of the Acquisition Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except the references to Acquisition Sub’s name shall be replaced by references to “Investcorp Credit Management BDC, Inc.”) until thereafter amended in accordance with Applicable Law and the applicable provisions of the charter and bylaws of the Surviving Corporation (subject to Section 6.7).

(c) At the Second Effective Time, the certificate of incorporation and bylaws of Parent in effect immediately prior to the Second Effective Time shall continue to be the certificate of incorporation and bylaws of Parent as the surviving corporation in the Second Merger, until thereafter amended in accordance with Applicable Law.

Section 1.5 Board of Directors. The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the charter and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified, as the case may be. The Parent Board in office immediately prior to the Second Effective Time shall continue as the board of directors of Parent, as the surviving corporation in the Second Merger, effective as of the Second Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected or qualified, as the case may be.

Section 1.6 Officers. From and after the Effective Time, the officers of Acquisition Sub at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. From and after the Second Effective Time, the officers of Parent in office immediately prior to the Second Effective Time shall continue as the officers of Parent, as the surviving corporation in the Second Merger, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.7 Alternative Structure. Notwithstanding any provision of this Agreement to the contrary, to the extent Parent determines after consulting with the Company in good faith, that an alternative transaction structure is necessary for the transaction to qualify for the Intended Tax Treatment, Parent may at any time modify the structure of the Mergers (the transaction structure, as modified, the “Alternative Structure”), provided, that the Merger Consideration to be paid to the holders of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) is not thereby changed in kind or timing or reduced in amount and the consummation of the Mergers is not materially delayed, in each case, as a result of such modification.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Effect on Securities.

(a) First Merger. At the Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(i) Cancellation of Company Securities. Each share of Company Common Stock issued and outstanding and held by a Subsidiary of the Company or held, directly or indirectly, by Parent or Acquisition Sub immediately prior to the Effective Time (collectively, “Canceled Shares”), shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(ii) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Canceled Shares) shall be converted into the right to receive a portion of the Aggregate Merger Consideration as set forth in Section 2.6 (the “Merger Consideration”).

(1) The term “Aggregate Merger Consideration” shall mean the sum of:

(A) the “Aggregate Share Consideration”, which shall mean a number of validly issued, fully paid and non-assessable shares of common stock of Parent, par value $0.01 per share (the “Parent Common Stock”), equal to the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares) multiplied by the Exchange Ratio, to be delivered by Parent in accordance with Section 2.2 and Section 2.6, provided that in no event will the Aggregate Share Consideration exceed 19.99% of the number of shares of Parent Common Stock outstanding as of the date of this Agreement, as determined by Parent and calculated in compliance with Rule 5635(a) of the listing rules of the Nasdaq; and

(B) if the Aggregate Share Consideration Value is less than ninety percent (90%) of the Closing Company Net Asset Value, an amount in cash, without interest, to be paid by Parent in accordance with Section 2.2 and Section 2.6 equal to (I) ninety percent (90%) of the Closing Company Net Asset Value minus (II) the Aggregate Share Consideration Value; provided, that in no event shall the Parent Aggregate Cash Consideration exceed sixty percent (60%) of the Aggregate Merger Consideration (the “Parent Aggregate Cash Consideration”) provided, further, that if, as a result of the limitations set forth in the proviso to clause (A) above and the immediately preceding proviso, the Aggregate Merger Consideration would be less than ninety percent (90%) of the Closing Company Net Asset Value, Parent and the Company shall negotiate in good faith to adjust the Exchange Ratio and/or the Parent Aggregate Cash Consideration so as to preserve the intended economic terms and the Intended Tax Treatment.

(iii) As of the Effective Time, each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in Section 2.1(a)(ii) and Section 2.6 shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such Company Common Stock (the “Certificates”) and uncertificated shares of such Company Common Stock represented by book entry (the “Book-Entry Shares”) shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration, without interest, upon surrender of such Certificates or exchange of such Book-Entry Shares in accordance with Section 2.2.

(iv) Conversion of Acquisition Sub Capital Stock. Each share of common stock, par value of $0.001 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(v) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the Determination Date and the Effective Time, any change in the number of outstanding shares of Parent Common Stock or Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (but specifically excluding issuances of Parent Common Stock made pursuant to Parent’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by Parent to the extent such dividends have been accrued for in the Parent Per Share NAV), the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(a)(v) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(vi) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a)(ii) and Section 2.6, and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of Company Common Stock would be otherwise entitled to receive (following the application of the conversion mechanics set forth in Section 2.1(a)(ii) and Section 2.6) shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.1(a)(vi), be entitled under Section 2.1(a)(ii) and Section 2.6 and (B) an amount equal to the Parent Per Share Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amount, without interest, to the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.1(a)(vi) is not a separately bargained-for consideration.

(b) Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Surviving Corporation or Parent or the holders of any securities of the Surviving Corporation or Parent, each share of common stock, par value $0.001 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist without any consideration being payable therefor, and (2) each share of capital stock of Parent issued and outstanding immediately prior to the Second Effective Time shall remain an identical issued and outstanding share of capital stock of Parent.

Section 2.2 Exchange of Shares.

(a) Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii) and Section 2.6. At or prior to the Effective Time, (i) Parent shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II, through the Exchange Agent book-entry shares (or certificates if requested) representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(ii) and Section 2.6 in exchange for outstanding shares of Company Common Stock and (ii) Parent shall deposit, or cause to be deposited, with the Exchange Agent, cash in an aggregate amount equal to the Parent Aggregate Cash Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(c) (such shares of Parent Common Stock and Parent Aggregate Cash Consideration provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For purposes of the deposit referred to in the previous sentence, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.1(a)(vi). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(ii) and Section 2.6, Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payments. Parent shall cause the Exchange Fund to be (x) held for the benefit of the holders of Company Common Stock and (y) applied promptly to making the payments pursuant to Section 2.1(a)(ii) and Section 2.6. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1(a) and Section 2.6, except as expressly provided for in Section 2.2(e).

(b)

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Certificates that were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(ii) and Section 2.6 (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive pursuant to Section 2.1(a)(ii) and Section 2.6, in exchange therefor (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (B) the number of shares of Parent Common Stock that such holder has the right to receive in respect of such Certificate (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(a)(ii) and Section 2.6, (C) any dividends or other distributions payable pursuant to Section 2.2(c) and (D) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(a)(vi), in each case provided the Certificate so surrendered shall forthwith be cancelled. Surrender of a Certificate shall include compliance with the procedures for lost, stolen or destroyed Certificates set forth in this Section 2.2(h).

(ii) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Effective Time, Parent shall cause the Exchange Agent to issue and send to each holder of Book-Entry Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(ii) and Section 2.6 the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a)(ii) and Section 2.6 in respect of such Book-Entry Shares, including (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by the Book-Entry Shares held by such Person, (B) if any, the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(a)(ii) and Section 2.6, (C) any dividends or other distributions payable pursuant to Section 2.2(c) and (D) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(a)(vi), in each case without such holder being required to deliver an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall forthwith be cancelled.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Stock that such holder has the right to receive upon surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall have surrendered such Certificate in accordance with this Article II. Subject to Applicable Law, following the events described in Section 2.2(b), there shall be paid to each holder of the Parent Common Stock issued in exchange for Certificates or Book-Entry Shares, without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(b), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(b), payable with respect to such shares of Parent Common Stock; provided, however, that all dividends payable in respect of Certificates or Book-Entry Shares in accordance with this Section 2.2(c) shall be payable in the form of shares of Parent Common Stock in accordance with Parent’s dividend reinvestment plan (the “Parent DRIP”), which form of payment the holder shall be deemed to have elected. From and after the Effective Time, all dividends payable with respect to the Share Consideration or Parent Common Stock issued in lieu of a cash dividend in accordance with this Section 2.2(c) shall be issued in the form of Parent Common Stock under the Parent DRIP until such time, if any, as the relevant holder elects to “opt-out” of the Parent DRIP.

(d) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.2(c)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Shares are registered, but only if such Certificate shall be surrendered and properly endorsed or otherwise be in proper form for transfer or such Book-Entry Shares shall be properly transferred, and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Shares or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by the former stockholders of the Company one (1) year after the Effective Time shall be delivered to Parent or its designee, upon demand, and any such holders prior to the First Merger who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(c). Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Certificates or Book-Entry Shares for the Merger Consideration.

(f) No Liability. None of Parent, Acquisition Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered or exchanged, as applicable, immediately prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(g) Withholding. Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration any amounts otherwise payable pursuant to this Agreement to any former holder of Company Common Stock such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Surviving Corporation or the Exchange Agent on behalf of the Person, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

(h) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, following termination of the Exchange Fund, Parent, subject to the provisions of this Section governing termination of the Exchange Fund and escheat) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

(i) Tax Holdback. Notwithstanding anything to the contrary in this Agreement, at the Closing, Parent shall deposit, or cause to be deposited, with the Exchange Agent (or another paying agent reasonably acceptable to the Company), in a fund separate from the Exchange Fund, a portion of the Merger Consideration otherwise payable pursuant to Section 2.1(a)(ii) and Section 2.6 having a value equal to $500,000 (with any Parent Common Stock valued at the Parent Per Share Price) (such portion, together with any dividends or other distributions thereon, the “Holdback Fund”), which portion shall be funded in the following order of priority: (A) first, from the Parent Aggregate Cash Consideration, up to the full amount thereof; and (B) second, solely to the extent the Parent Aggregate Cash Consideration is less than $500,000 (including if no Parent Aggregate Cash Consideration is payable), from the shares of Parent Common Stock otherwise issuable pursuant to Section 2.1(a)(ii) and Section 2.6, in a number of whole shares of Parent Common Stock (valued at the Parent Per Share Price) having a value equal to such shortfall (rounded up to the nearest whole share). The Cash Consideration and, if applicable, the number of shares of Parent Common Stock payable in respect of each share of Company Common Stock pursuant to Section 2.2(b) shall be reduced pro rata accordingly, in each case in the order of priority set forth in the immediately preceding sentence. The Holdback Fund shall be held solely to satisfy any Taxes, interest, penalties, additions to Tax and related costs and expenses of the Company, Parent or any of their respective Subsidiaries arising out of or relating to the RIC Qualification Matter with respect to any taxable period (or portion thereof) ending on or prior to the Closing Date, whether or not known or asserted as of the date hereof, in each case solely to the extent not taken into account in the RIC Tax Deduct Amount or otherwise reflected in the Closing Company Net Asset Value (“Specified Tax Liabilities”). Prior to October 15, 2027 (the “Release Date”), Parent and the Holder Representative shall agree in good faith in writing upon the amount of Specified Tax Liabilities incurred (and, if they are unable to so agree, shall submit such matter to an independent accounting firm of national standing mutually selected by them, whose determination shall be final and binding). On the Release Date (or, if later, promptly following such determination), (i) the amount of Specified Tax Liabilities so agreed or determined shall be deducted from the Holdback Fund (first, from any cash in the Holdback Fund and second, from any shares of Parent Common Stock in the Holdback Fund, valued at the Parent Per Share Price) and released to Parent and (ii) the Exchange Agent shall distribute any remaining balance of the Holdback Fund to the holders of record of Company Common Stock who received Merger Consideration pursuant to Section 2.2(b), pro rata, in the same manner as the Merger Consideration. The Holdback Fund shall be the sole source of recovery for Specified Tax Liabilities, and no holder of Company Common Stock shall have any right to the Holdback Fund except as provided in this Section 2.2(i).

(j) Holder Representative. By approving this Agreement, the holders of Company Common Stock irrevocably appoint the Designated Director (in such capacity, the “Holder Representative”) as their agent and attorney-in-fact to act on their behalf under this Section 2.2(i). The Holder Representative’s reasonable, documented out-of-pocket expenses shall be paid from the Holdback Fund before any release to former holders, and the Holder Representative shall not be liable for any act or omission except for willful misconduct or bad faith.

(k) Tax Treatment. The parties intend that, for U.S. federal income Tax purposes: (i) Parent is treated as the owner of the Holdback Fund until it is released; (ii) any part of the Holdback Fund released to former holders is treated as additional Merger Consideration; and (iii) this Section 2.2(i) shall be applied in a manner consistent with the Intended Tax Treatment. Distributions of the Holdback Fund are subject to Section 2.2(g).

Section 2.3 Appraisal Rights. The right to demand appraisal of, or for the fair value of, shares of Company Common Stock shall not apply in respect of the First Merger.

Section 2.4 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii) and Section 2.6, for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares, subject to the exchange procedures set forth in this Article II.

Section 2.5 Net Asset Value Calculations.

(a) Promptly following 5:00 p.m. Eastern Time on the second Business Day immediately preceding the Business Day on which the Closing is expected to occur (such date, the “Determination Date”), the Company shall deliver to Parent a calculation of the estimated net asset value of the Company as of 5:00 p.m. Eastern Time as of the Determination Date (the “Closing Company Net Asset Value”), including reasonable supporting detail, as approved by the Company Board, calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same types of adjustments to net asset value, historically used by the Company in preparing the illustrative calculation of the net asset value of the

Company as set forth on, and modified by, Section 2.5(a) of the Company Disclosure Letter (with an accrual for any dividend declared by the Company with a record date prior to or on the Closing Date and not yet paid) (and, in the case of the line items under “Transaction Costs & Expenses” therein, giving effect to the transactions contemplated hereby, including without limitation (i) all transaction-related fees and expenses to be borne by the Company in accordance with Section 8.6, (ii) any amounts which the parties hereto mutually agree, in good faith, are owed for (x) contract breakage costs associated with Contracts not being assumed by the combined entity following the Mergers and (y) incremental insurance-related costs associated with the Mergers and (iii) all Payoff Indebtedness, including accrued interest, fees, prepayment or similar costs) (and, in all cases, reduced by the RIC Tax Deduct Amount, as mutually agreed by the Company and Parent as of the Determination Date (or as of any subsequent redetermination of the Closing Company Net Asset Value), without duplication of any amount otherwise accrued or reserved therein in respect of any matter taken into account in the RIC Tax Deduct Amount); provided, that the Company shall update and redeliver the calculation of the Closing Company Net Asset Value, as reapproved by the Company Board, in the event that the Closing is subsequently materially delayed or there is a material change to the Closing Company Net Asset Value between the Determination Date and the Closing (including without limitation any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing Company Net Asset Value is determined no more than forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time; provided, further, that the Closing Company Net Asset Value shall in all cases be subject to review and revision in accordance with Section 2.5(d). The Chief Financial Officer of the Company shall certify in writing (in his or her capacity as an officer of the Company and not in their individual capacity) to Parent the calculation of the Closing Company Net Asset Value.

(b) Promptly following 5:00 p.m. Eastern Time, on the Determination Date, Parent shall deliver to the Company a calculation of the estimated net asset value of Parent as of 5:00 p.m. Eastern Time as of the Determination Date (the “Closing Parent Net Asset Value”), including reasonable supporting detail, as approved by the Parent Board (or a duly authorized committee thereof), calculated in good faith and based on the same assumptions and methodologies, and applying the same types of adjustments, used in preparing the illustrative calculation of the net asset value of Parent as set forth on, and modified by, Section 2.5(b) of the Parent Disclosure Letter (with an accrual for any dividend declared by Parent with a record date prior to or on the Closing Date and not yet paid) (and, in the case of the line items under “Transaction Costs & Expenses” therein, giving effect to the transactions contemplated hereby, including all fees and expenses incurred by Parent in connection with obtaining the Debt Financing and all other transaction-related fees and expenses borne by Parent, but excluding, for the avoidance of doubt, any amounts in respect of the Payoff Indebtedness or any other amounts deducted in the calculation of the Closing Company Net Asset Value); provided, that Parent shall update and redeliver the calculation of the Closing Parent Net Asset Value, as reapproved by the Parent Board (or a duly authorized committee thereof), in the event that the Closing is subsequently materially delayed or there is a material change to the Closing Parent Net Asset Value between the Determination Date and the Closing (including without limitation any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing Parent Net Asset Value is determined no more than forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time; provided, further, that the Closing Parent Net Asset Value shall in all cases be subject to review and revision in accordance with Section 2.5(d). The Chief Financial Officer of Parent shall certify in writing (in his or her capacity as an officer of Parent and not in their individual capacity) to the Company the calculation of the Closing Parent Net Asset Value.

(c) Except as may otherwise be mutually agreed by the parties, the value of each investment asset owned by the Company or Parent that is used in connection with preparing the calculations provided pursuant to this Section 2.5 will be determined by each party’s valuation designee under Rule 2a-5 under the Investment Company Act in accordance with the portfolio valuation methods, policies and procedures approved by the Company Board or the Parent Board, as applicable, for valuing the securities and other assets of the Company or Parent, as applicable, as of the Determination Date.

(d) Each of the Company and Parent shall afford the other, and the other’s respective Representatives, reasonable access to the individuals who have prepared the calculations of the Closing Company Net Asset Value and the Closing Parent Net Asset Value, as applicable, and to the applicable information, books, records, work papers and back-up materials (including any reports prepared by valuation agents and any supporting analysis for the valuation of any investment asset) used in preparing the same, in order to assist the other and the other’s respective Representatives in reviewing the calculations undertaken pursuant to this Section 2.5, and shall consider any comments raised by the other in good faith and, to the extent reasonably appropriate in light of such comments, revise such calculations accordingly.

Section 2.6 Merger Consideration. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Canceled Shares) shall be converted into the right to receive:

(a) a number of shares of Parent Common Stock equal to (x) the Aggregate Share Consideration divided by (y) the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares) (with respect to each share of Company Common Stock, the “Share Consideration”); and

(b) an amount in cash, without interest, equal to (x) the Parent Aggregate Cash Consideration divided by (y) the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares) (with respect to each share of Company Common Stock, the “Parent Cash Consideration”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed by the Company prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or as specifically disclosed in the applicable Section of the Company Disclosure Letter, the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Qualification. The Company and each of its Subsidiaries is a corporation or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to conduct its business as it is now being conducted, to own and use its assets in the manner in which its assets are currently used, and to perform its obligations under all Company Material Contracts to which it is a party, except where the failure to be in good standing, have such power and authority and to own and use such assets or to perform its obligations under such Company Material Contracts would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the assets owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company’s Articles of Amendment and Restatement (as amended, the “Company’s Charter”) and its Bylaws (as amended, the “Company’s Bylaws”), as currently in effect, are included in the Company SEC Documents and are in full force and effect and the Company is not in violation of such documents. The Company has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

Section 3.2 Capitalization; Subsidiaries.

(a) As of the close of business on November 9, 2026, the authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, 14,432,472 of which were issued and outstanding and (ii) no shares of preferred stock, zero of which were issued and outstanding. No shares of Company Common Stock are held by Subsidiaries of the Company.

(b) All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the Company Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom and in accordance with the Investment Company Act.

(c) As of the date hereof, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive capital stock of the Company or any of its Subsidiaries, (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, the Company or any of its Subsidiaries or (iv) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company.

(d) Each Subsidiary of the Company on the date hereof is listed on Section 3.2(d) of the Company Disclosure Letter. Except as set forth on Section 3.2(d) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding company, partnership or corporate (as applicable) ownership interests in each such Subsidiary, free and clear of all Liens except for Permitted Liens, and all of such company, partnership or corporate (if applicable) ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no outstanding options, warrants, calls, subscriptions or other rights, agreements or commitments obligating any Subsidiary of the Company to issue, transfer or sell any equity interests in such Subsidiary. The Company has made available to Parent the currently effective corporate or other organizational documents for each of its Subsidiaries.

Section 3.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Stockholder Approval, to consummate the transactions contemplated hereby (other than the Second Merger). The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby (other than the Second Merger), have been duly and validly authorized by all necessary corporate action by the Company, and except for the Company Stockholder Approval and the filing of the Articles of First Merger with the MD SDAT as provided under the MGCL, no other corporate action or Proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (other than the Second Merger). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Bankruptcy and Equity Exception”).

(b) The Company Board, including at least a majority of the Continuing Directors (as defined in Section 6.2(b) of the Company’s Charter), has, by resolutions adopted by the directors and upon the unanimous approval of and recommendation by the Company Special Committee, (i) approved this Agreement and unanimously approved the transactions contemplated hereby (including the First Merger and the amendment and restatement of the Company’s Charter contemplated by Section 1.4(a), but excluding the Second Merger), (ii) determined that this Agreement and the transactions contemplated hereby (other than the Second Merger) are advisable and in the best interests of the Company and the Company’s stockholders, (iii) directed that the approval of the First Merger be submitted to a vote at the Company Stockholders’ Meeting and (iv) made the Company Recommendation.

(c) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby (other than the Second Merger) will (i) violate any provision of the Company’s Charter or the Company’s Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 3.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate in any respect material to the Company or any of its Subsidiaries any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) assuming (x) the repayment in full of all obligations under the Existing Credit Facility, termination of the commitments thereunder and the release of all Liens granted to secure obligations thereunder, and (y) the satisfaction and discharge of all obligations in respect of the 2029 Notes, the termination of commitments under the 2029 Notes Indenture and the release of all Liens granted to secure obligations under the 2029 Notes Indenture, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any Company Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the material property or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.4 No Conflict; Required Filings and Consents. No consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, or notice to, any Person is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Securities Act, the Exchange Act and the Investment Company Act, (ii) the filing of the Articles of First Merger with the MD SDAT as provided under the MGCL and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) filings in respect of Taxes, (iv) compliance with applicable rules and regulations of NASDAQ, (v) such other items required solely by reason of the participation of Parent or Acquisition Sub in the transactions contemplated hereby, (vi) compliance with and filings or notifications under applicable Antitrust Laws and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 Permits; Compliance with Laws.

(a) The Company and each of its Subsidiaries are in compliance, and have been operated in compliance, in all material respects, with all Applicable Laws and Privacy Requirements, including, if and to the extent applicable, the Investment Company Act, the Securities Act, the Exchange Act and applicable rules and regulations of NASDAQ, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority of any material non-compliance with any Applicable Laws or Privacy Requirements, which non-compliance would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries is in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act, the Securities Act, the Investment Company Act and other Applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries is in default or violation of any (i) Law applicable to the Company or any of its Subsidiaries or (ii) Permits necessary for the Company and its Subsidiaries to carry on their respective businesses as now being conducted, except for any such defaults or violations that would not have a Company Material Adverse Effect.

(d) The Company has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for the Company, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Company Board and satisfactorily remedied or are in the process of being remedied.

(e) The Company and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit the Company and each of its Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all Applicable Laws as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) No “affiliated person” (as defined under the Investment Company Act) of the Company or the Company External Adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of the Company, threatened in writing that would be reasonably likely to result in any such disqualification.

(g) The minute books and other similar records of the Company contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of the Company, the Company Board and any standing committees of the Company Board.

(h) The Company Investment Advisory Agreement has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable). Neither the Company nor the Company External Adviser is in default under the Company Investment Advisory Agreement, except where such default would not reasonably be expected to have a Company Material Adverse Effect. The Company Investment Advisory Agreement is a valid and binding obligation of the Company, except as would not have a Company Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

(i) The Company has made available to Parent a complete and correct copy of each material no-action letter and exemptive order issued by the SEC to the Company on which it relies in the conduct of its business as conducted on the date of this Agreement. The Company is in compliance in all material respects with any such material no-action letters and exemptive orders.

Section 3.6 Company SEC Documents; Financial Statements; Enforcement Actions.

(a) Since January 1, 2023, the Company has filed with the SEC all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports so filed with the SEC by the Company since such date, including any amendments or supplements thereto, the “Company SEC Documents”). As of their respective dates, or, if amended or supplemented, as of the date of the last such amendment or supplement, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Investment Company Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended or supplemented, as of the date of such amendment or supplement) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment or supplement became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading).

(b) The consolidated financial statements (including all related notes) of the Company included in the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof, and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto); (ii) were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto), (iii) were prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries and (iv) comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(c) Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other enforcement action by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Authority that currently restrict the conduct of its business (or that would, to the Knowledge of the Company, upon consummation of the First Merger restrict in any respect the conduct of the business of Parent or any of its Subsidiaries), or that relate to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Subsidiaries, except as would not have a Company Material Adverse Effect, nor has the Company or any of its Subsidiaries been advised in writing or, to the Knowledge of the Company, verbally by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing that would have a Company Material Adverse Effect.

(d) Section 3.6(d) of the Company Disclosure Letter sets forth the aggregate amount of Indebtedness incurred by the Company and its Subsidiaries pursuant to the Existing Credit Facility, the 2029 Notes and any other Indebtedness for borrowed money as of the date of this Agreement.

Section 3.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company, any of its Subsidiaries or the Company External Adviser expressly for inclusion or incorporation by reference in (a) the registration statement on Form N-14 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the First Merger (as amended or supplemented from time to time, the “Form N-14”) will, at the time the Form N-14 is filed with the SEC or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders’ Meeting (the “Proxy Statement”) will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated

therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Acquisition Sub, or to statements made therein based on information supplied by or on behalf of Parent or Acquisition Sub for inclusion or incorporation by reference therein).

Section 3.8 Disclosure Controls and Procedures. The Company and its Subsidiaries maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective in all material respects.

Section 3.9 Absence of Certain Changes or Events. Since January 1, 2023, through the date of this Agreement, except as expressly contemplated by this Agreement, (a) the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.10 No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in the Company’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since January 1, 2023, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (d) for liabilities and obligations which have been discharged or paid prior to the date of this Agreement or (e) for liabilities or obligations that would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole, as of the date hereof, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company.

Section 3.11 Litigation. As of the date of this Agreement, (i) there is no Proceeding pending or, to the Knowledge of the Company, threatened in writing or, to the Knowledge of the Company, orally against the Company or any of its Subsidiaries, in each case that would, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole, and (ii) there is no judgment or order of any Governmental Authority outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving the Company or any of its Subsidiaries that, in the case of this clause (ii), would, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole.

Section 3.12 Employee Matters. Neither the Company nor any of its Subsidiaries has (a) any employees or (b) any “employee benefit plans” as defined in Section 3(3) of ERISA, or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, fringe benefit, retirement, health, medical or other similar employee benefit plan, program or agreement covering any of their respective current or former employees, officers or other service providers.

Section 3.13 Trademarks, Patents and Copyrights.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all material United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); (iii) copyright registrations and applications and (iv) domain name registrations, in each case, owned by the Company or its Subsidiaries as of the date hereof. Such registrations for Intellectual Property Rights owned by the Company or its Subsidiaries are in effect and subsisting and, to the Knowledge of the Company, valid.

(b) Section 3.13(b) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all agreements under which: (i) the Company or any of its Subsidiaries are granted the right to use any Intellectual Property Rights owned by a Third Party material to the respective businesses of the Company and its Subsidiaries (excluding any agreement for off the shelf or commercially available software or non-exclusive licenses granted in the ordinary course of business); and (ii) the Company or any of its Subsidiaries have granted the right to use any of the material Company IPR to a Third Party (other than non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business).

(c) Except as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole, to the Knowledge of the Company, the Company and its Subsidiaries exclusively own all Company IPR or have the right to use in the manner currently used, all patents, trademarks, trade names, copyrights, internet domain names, service marks, trade secrets, software, know-how and other similar proprietary rights and industrial and intellectual property rights (the “Intellectual Property Rights”).

(d) To the Knowledge of the Company, as of the date hereof, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole. As of the date of this Agreement, there is no such claim pending or, to the Knowledge of the Company, threatened in writing, except for any such infringement or other violation that would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole. To the Knowledge of the Company, and except as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole, no other Person is infringing or otherwise violating any Intellectual Property Rights that are material to the respective businesses of the Company or its Subsidiaries as currently conducted, and in the last three (3) years, neither the Company nor any of its Subsidiaries have sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Company IPR. Notwithstanding anything to the contrary in this Agreement, this Section 3.13(d) constitutes the only representation and warranty of the Company with regard to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

Section 3.14 Taxes. Except as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole:

(a) The Company and each of its Subsidiaries have (i) timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate and (ii) paid all Taxes due and payable (whether or not shown as due on such Tax Returns), except for Taxes contested in good faith or for which adequate reserves have been established on the financial statements in accordance with GAAP.

(b) No claim has ever been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns in writing that Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(c) There are no pending or ongoing audits, examinations, investigations or other Proceedings by any Taxing Authority in respect of Taxes of or with respect to the Company or any of its Subsidiaries except for the RIC Qualification Matter.

(d) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other Third Parties, and have been timely paid to the proper Taxing Authority or other Person or properly set aside in accounts for this purpose.

(e) Neither the Company nor any of its Subsidiaries (i) has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Subsidiaries), or (ii) has any liability for the Taxes of another Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee, successor or otherwise as a matter of Law.

(f) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or similar arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or customary commercial Contracts, the principal subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to the Company or its Subsidiaries.

(g) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(i) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(j) The Company has made a valid election under Subchapter M of the Code to be taxed as a “regulated investment company” (a “RIC”). The Company has qualified as a RIC with respect to its first taxable year ending on June 30, 2014, and with respect to each taxable year thereafter (including its taxable year ending on the Effective Time). No challenge to Company’s status as a RIC is pending or has been threatened in writing except for the RIC Qualification Matter. The Company has not received any notice from the IRS or any other Taxing Authority questioning or challenging the Company’s qualification as a RIC except for the RIC Qualification Matter. For each taxable year of the Company ending on or before the Effective Time, the Company has satisfied or will satisfy the distribution requirements imposed on a RIC under Section 852 of the Code and all dividends (as defined in Section 316 of the Code) paid by the Company in any taxable year for which the applicable statute of limitations remains open shall have been deductible pursuant to the dividends paid deductions under Section 562 of the Code. Since the taxable year ending on June 30, 2014, the Company has no earnings or profits accumulated with respect to any taxable year in which the provisions of Subchapter M of the Code did not apply.

(k) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any post-Closing Tax period, as a result of any (i) change in or improper use of any method of accounting in a pre-Closing Tax period, (ii) installment sale or open transaction made prior to the Closing Date, (iii) closing agreement or other written agreement with a Governmental Authority with regard to any Tax liability executed prior to the Closing Date, (iv) prepaid amount received or paid, or deferred revenue accrued, outside the ordinary course of business prior to the Closing Date, or (v) deferred intercompany gain or loss or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) arising in a pre-Closing Tax period.

(l) Within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code.

(m) The Company and each of its Subsidiaries have collected all sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates.

(n) The Company is not and has never been a “personal holding company” within the meaning of Section 542 of the Code.

Section 3.15 Material Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of each Company Material Contract. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party, except for this Agreement or as expressly set forth below, that:

(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of the Company or any of its Subsidiaries;

(ii) except with respect to investments set forth in the Company SEC Documents, any partnership, limited liability company, joint venture or other similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(iii) except with respect to investments set forth in the Company SEC Documents, is a loan, guarantee of Indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between or among the Company and any of its Subsidiaries) relating to Indebtedness for borrowed money of the Company or its Subsidiaries (whether outstanding or as may be incurred) in an amount in excess of $1,500,000 individually;

(iv) creates future payment obligations, including settlement agreements, outside the ordinary course of business in excess of $150,000, or creates or would create a Lien on any asset of the Company or its Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business);

(v) is with (A) the Company External Adviser or any of its Subsidiaries or Affiliates or (B) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a Person identified in clause (A);

(vi) is a Contract that, upon consummation of the Mergers, will obligate the Surviving Corporation, the Parent External Adviser or any of their respective Subsidiaries to conduct business with any Third Party on an exclusive basis;

(vii) is an Order or Consent of any Governmental Authority to which the Company, any of its Subsidiaries or, if it pertains to the Company and its Subsidiaries, the Company External Adviser is subject;

(viii) is a Contract that purports to limit, in any material respect, the manner in which, or the localities in which, any material business of the Company or any of its Subsidiaries (taken as a whole) is conducted or the types of material businesses that the Company or its Subsidiaries conduct;

(ix) is a Contract (including a Contract relating to acquisitions or dispositions of investments of controlling interests in Company Portfolio Companies but excluding any Contract relating to acquisitions or dispositions of debt investments in any Company Portfolio Company, or any entity that becomes a Company Portfolio Company as a result of such investment) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) which has not yet been consummated, pursuant to which (A) the Company reasonably expects that it is required to pay total consideration (including assumption of debt) after the date hereof in excess of $1,000,000 or (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a purchase price (or total consideration realizable by or payable to the Company or any of its Subsidiaries) of more than $1,000,000; or

(x) is a Contract for the purpose of another Person providing investment advisory or investment management services to the Company or any of its Subsidiaries (including the Company Investment Advisory Agreement).

(b) Neither the Company nor any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract to which it is a party except for such breaches, defaults or actions as would not have a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract except for such breaches or defaults as would not have a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto, except such as would not have a Company Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception. The Company has made available to Parent true, correct and complete copies of each Company Material Contract (including all amendments and supplements thereto).

Section 3.16 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property in fee (or the equivalent interest in the applicable jurisdiction).

(b) As of the date of this Agreement, to the Knowledge of the Company, and except as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have valid leasehold, subleasehold or license interests in all real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”).

(c) As of the date of this Agreement, except as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Company Leased Real Property or any lender alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

Section 3.17 Environmental. Except as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole:

(a) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, including possessing all Permits required for their respective operations under applicable Environmental Laws;

(b) there is no pending or, to the Knowledge of the Company, threatened in writing Proceeding pursuant to any Environmental Law against the Company or any of its Subsidiaries; and

(c) neither the Company nor any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in violation or is potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law.

(d) with respect to the Company Leased Real Property, there has been no Release of Hazardous Materials by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any other Person that is reasonably expected to result in an obligation by the Company or any of its Subsidiaries to remediate such Hazardous Materials pursuant to applicable Environmental Law or that is reasonably expected to result in liability of the Company or any of its Subsidiaries pursuant to applicable Environmental Law with respect to such Hazardous Materials.

Section 3.18 Takeover Statutes. No restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover,” “interested stockholder” or any other takeover or anti-takeover statute or similar federal or state law (any such laws, “Takeover Statutes”) are applicable to this Agreement or the First Merger. The Company Board has taken all action necessary so that the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL will not apply with respect to this Agreement or the transactions contemplated hereby, including the Mergers.

Section 3.19 Vote Required. The approval of the First Merger by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote or consent of the holders of any class or series of securities or capital stock of the Company that is required in connection with the consummation of the First Merger. Each holder of shares of Company Common Stock entitled to vote at the Company Stockholders’ Meeting is entitled to one vote per share.

Section 3.20 Brokers and Consultants. No investment banker, broker or finder other than Houlihan Lokey Capital, Inc. (a copy of whose engagement letter has been provided to Parent on or prior to the date hereof), the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.21 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board and the Company Special Committee have received the opinion of Houlihan Lokey Capital, Inc., dated on or prior to the date hereof, to the effect that, as of the date of such opinion, and based upon and subject to the limitations, qualifications, assumptions and other matters set forth in such opinion, the Merger Consideration to be received by the holders of Company Common Stock in the First Merger was fair, from a financial point of view, to such holders, collectively as a group. A true and complete copy of such opinion has been or will be delivered to Parent, solely for informational purposes.

Section 3.22 Insurance. The Company or its Affiliates have paid, or caused to be paid, all premiums due under all material insurance policies covering the Company or its Subsidiaries and have not received written notice that the Company or its Subsidiaries are in default with respect to any obligations under such policies. All such insurance policies are in full force and effect, other than as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy, or refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any existing material insurance policy, in each case that is held by, or for the benefit of, the Company or any of its Subsidiaries, other than as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole.

Section 3.23 Investment Assets. Each of the Company and each of its Subsidiaries owns all securities, Indebtedness and other financial instruments held by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of the Company or any of its Subsidiaries and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of the date of this Agreement, there have been no material changes to the amount of securities, Indebtedness and other financial instruments listed on the Company’s most recent schedule of investments included in the Company SEC Documents, including any increase in the amount of securities, Indebtedness and other financial instruments owned by the Company or its Subsidiaries that are not treated as “qualifying assets” under Section 55(a) of the Investment Company Act.

Section 3.24 ERISA Matters. Neither the Company nor any of its Subsidiaries hold, or at any time has been deemed to hold, “plan assets” (within the meaning of the U.S. Department of Labor regulation located at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (“Plan Assets”)) of any “benefit plan investor” (within the meaning of Section 3(42) of ERISA, or the assets of any other governmental plan, non-U.S. plan, church plan or any other employee benefit plan, account or arrangement that is subject to any U.S. federal, state, local, non-U.S. or other law that is similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”)), and is not, and has not at any time been, a “fiduciary” (within the meaning of Section 3(21) of ERISA or under other Similar Law) with respect to any “benefit plan investor” or other plan, account or arrangement.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificate delivered hereunder, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries, or any Company Portfolio Company, or with respect to any other information provided to Parent, Acquisition Sub or any of their respective Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither the Company nor any other Person will have or be subject to any claim, liability or indemnification obligation to Parent, Acquisition Sub or any other Person resulting from the distribution or failure to distribute to Parent, Acquisition Sub, or Parent’s or Acquisition Sub’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to Parent or Acquisition Sub in the electronic data room maintained by the Company for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III or in any certificate delivered pursuant hereto. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered pursuant hereto, (a) none of Parent, Acquisition Sub, the Parent External Adviser or any other Person makes, or has made, any representation or warranty relating to Parent, Acquisition Sub or their respective Subsidiaries or businesses or otherwise in connection with the Mergers, (b) the Company has not relied, and is not relying, on any other representation, warranty, estimate, forecast, projection or other information (including any information made available in any electronic data room or management presentation) furnished by or on behalf of Parent or Acquisition Sub and (c) the Company shall have no claim against Parent, Acquisition Sub, the Parent External Adviser or any of their respective Representatives in respect of any such other representation, warranty or information. Nothing in this Section 3.25 shall apply to or limit any claim for Fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in the Parent SEC Documents filed by Parent prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or as disclosed in the Parent Disclosure Letter, Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification. Each of Parent and its Subsidiaries (including Acquisition Sub) (a) is a corporation or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and (b) has the requisite entity power and authority to conduct its business as it is now being conducted, to own and use its assets in the manner in which its assets are currently used, and to perform its obligations under all Parent Material Contracts to which it is a party, except where the failure to be in good standing, to have such power and authority, to own and use such assets or to perform its obligations under such Parent Material Contracts would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries (including Acquisition Sub) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the assets owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has made available to the Company a copy of the Parent Organizational Documents, as currently in effect, and neither Parent nor Acquisition Sub is in violation of such documents. Parent has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

Section 4.2 Capitalization; Subsidiaries.

(a) As of the close of business on November 9, 2026, the authorized capital stock of Parent consists of (i) 20,000,000 shares of Parent Common Stock, 12,389,802 of which were issued and outstanding and zero of which were held by Parent as treasury stock, and (ii) zero shares of preferred stock of Parent, par value $0.01 per share, zero shares of which were outstanding. Acquisition Sub has no Subsidiaries or shares of preferred stock authorized, issued or outstanding.

(b) All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the Parent Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom and in accordance with the Investment Company Act.

(c) As of the date hereof, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which Parent or any of its Subsidiaries (including Acquisition Sub) is a party obligating Parent or any of its Subsidiaries (including Acquisition Sub) to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries (including Acquisition Sub) or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of Parent or any of its Subsidiaries (including Acquisition Sub) to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any capital stock of Parent or any of its Subsidiaries, (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, Parent or any of its Subsidiaries (including Acquisition Sub) or (iv) voting trusts or similar agreements to which Parent is a party with respect to the voting of the capital stock of Parent.

(d) Each Subsidiary of Parent (including Acquisition Sub) on the date hereof is listed on Section 4.2(d) of the Parent Disclosure Letter. Except as set forth on Section 4.2(d) of the Parent Disclosure Letter, Parent owns, directly or indirectly, all of the issued and outstanding company, partnership or corporate (as applicable) ownership interests in each such Subsidiary (including Acquisition Sub), free and clear of all Liens except for Permitted Liens, and all of such company, partnership or corporate (as applicable) ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 4.3 Authority Relative to Agreement.

(a) Each of Parent and Acquisition Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Acquisition Sub, and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action by Parent and Acquisition Sub, and except for the filing of the Articles of First Merger with the MD SDAT as provided under the MGCL and the Certificate of Second Merger with the Delaware Secretary as provided under the DGCL and the Articles of Second Merger with the MD SDAT as provided under the MGCL, no other corporate action or Proceeding on the part of Parent or Acquisition Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Acquisition Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub, enforceable against each of Parent and Acquisition Sub in accordance with its terms, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

(b) The Parent Board and the board of directors or similar governing body of Acquisition Sub has, by resolutions adopted by directors or similar governing members (i) adopted this Agreement and approved the transactions contemplated hereby and (ii) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Parent and Acquisition Sub and their respective stockholders or other equityholders, as applicable. Parent, acting in its capacity as the sole stockholder of Acquisition Sub, has approved and adopted this Agreement.

(c) Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the transactions contemplated hereby will (i) violate any provision of the certificate of incorporation, charter or bylaws (or equivalent organizational documents) of Parent, any of its Subsidiaries, or Acquisition Sub, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 4.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate in any respect material to Parent any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of, require the consent of, or notice to or filing with, any Third Party pursuant to, any Parent Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or any of its Subsidiaries other than, in the case of clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have a Parent Material Adverse Effect.

Section 4.4 No Conflict; Required Filings and Consents. No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Securities Act and the Exchange Act, (ii) the filing of the Articles of First Merger with the MD SDAT as provided under the MGCL, the filing of the Certificate of Second Merger with the Delaware Secretary as provided under the DGCL and the Articles of Second Merger with the MD SDAT as provided under the MGCL and appropriate documents with the relevant authorities in the other jurisdictions in which Parent or any of its Subsidiaries is qualified to do business, (iii) filings in respect of Taxes, (iv) compliance with applicable rules and regulations of NASDAQ, (v) such other items required solely by reason of the participation of the Company and its Subsidiaries in the transactions contemplated hereby, (vi) compliance with and filings or notifications under Antitrust Laws and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Parent Material Adverse Effect.

Section 4.5 Permits; Compliance with Laws.

(a) Parent and each of its Subsidiaries are in compliance, and have been operated in compliance, in all material respects, with all Applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act, the Exchange Act and applicable rules and regulations of NASDAQ, other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority of any material non-compliance with any Applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Parent and each of its Subsidiaries are in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act, the Securities Act, the Investment Company Act and other Applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries is in default or violation of any (i) Law applicable to Parent or any of its Subsidiaries or (ii) Permits necessary for Parent and its Subsidiaries to carry on their respective businesses as now being conducted, except for any such defaults or violations that would not have a Parent Material Adverse Effect.

(d) Parent has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for Parent, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Parent Board and satisfactorily remedied.

(e) Parent and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit Parent and each of its Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all Applicable Laws as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(f) No “affiliated person” (as defined under the Investment Company Act) of Parent or the Parent External Adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of Parent, threatened in writing that would be reasonably likely to result in any such disqualification.

(g) The minute books and other similar records of Parent contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of Parent, the Parent Board and any committees of the Parent Board.

Section 4.6 Parent SEC Documents; Financial Statements; Enforcement Actions.

(a) Since January 1, 2023, Parent has filed with the SEC all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports so filed with the SEC by Parent since such date, including any amendments or supplements thereto, the “Parent SEC Documents”). As of their respective dates, or, if amended or supplemented, as of the date of the last such amendment or supplement, the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Investment Company Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time it was filed (or, if amended or supplemented, as of the date of such amendment or supplement) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading (or, in the case of a Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment or supplement became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading).

(b) The consolidated financial statements (including all related notes) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates thereof and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto) and were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other enforcement action by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Authority that currently restrict the conduct of its business (or that would, to the Knowledge of Parent, upon consummation of the First Merger restrict in any respect the conduct of the business of Parent or any of its Subsidiaries), or that relate to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Subsidiaries, except as would not have a Parent Material Adverse Effect, nor has Parent or any of its Subsidiaries been advised in writing or, to the Knowledge of Parent, verbally by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing that would have a Parent Material Adverse Effect.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent, any of its Subsidiaries or the Parent External Adviser expressly for inclusion or incorporation by reference in (a) the Form N-14 will, at the time the Form N-14 is filed with the SEC or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Acquisition Sub regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 4.8 Disclosure Controls and Procedures. Parent and its Subsidiaries maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

Section 4.9 Absence of Certain Changes or Events. Since January 1, 2023, through the date of this Agreement, except as expressly contemplated by this Agreement, (a) the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and (b) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Section 4.10 No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in Parent’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Parent SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since January 1, 2023, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (d) for liabilities and obligations which have been discharged or paid prior to the date of this Agreement or (e) for liabilities or obligations that would not have a Parent Material Adverse Effect, as of the date hereof, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of Parent.

Section 4.11 Litigation. As of the date of this Agreement, (i) there is no Proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect, and (ii) there is no judgment or order of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving Parent or any of its Subsidiaries that, in the case of this clause (ii), would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12 Absence of Certain Agreements. As of the date of this Agreement, other than the Key Stockholder Agreements, neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to approve the First Merger or (ii) agrees to vote against any Superior Proposal; or (b) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the First Merger.

Section 4.13 Employee Matters. Neither Parent nor any of its Subsidiaries has (a) any employees or (b) any “employee benefit plans” as defined in Section 3(3) of ERISA, or any employment bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, fringe benefit, retirement, health, medical or other similar employee benefit plan, program or agreement covering any of their respective current or former employees, officers or other service providers.

Section 4.14 Trademarks, Patents and Copyrights.

(a) Section 4.14(a) of the Parent Disclosure Letter sets forth a complete and accurate list (in all material respects) of all material United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); and (iii) copyright registrations and applications owned by Parent or its Subsidiaries as of the date hereof. Such registrations for Intellectual Property Rights owned by Parent or its Subsidiaries are in effect and subsisting and, to the Knowledge of Parent, valid.

(b) Section 4.14(b) of the Parent Disclosure Letter sets forth a complete and accurate list (in all material respects) of all agreements under which: (i) Parent or any of its Subsidiaries are granted the right to use any Intellectual Property Rights owned by a Third Party material to the respective businesses of Parent and its Subsidiaries (excluding any agreement for off the shelf or commercially available software or non-exclusive licenses granted in the ordinary course of business); and (ii) Parent or any of its Subsidiaries have granted the right to use any of the material Parent IPR to a Third Party (other than non-exclusive licenses granted by Parent or its Subsidiaries in the ordinary course of business);

(c) Except as would not have a Parent Material Adverse Effect, to the Knowledge of Parent, Parent and its Subsidiaries own or have the right to use in the manner currently used all Intellectual Property Rights that are material to the respective businesses of Parent and its Subsidiaries as currently conducted.

(d) To the Knowledge of Parent as of the date hereof, the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not have a Parent Material Adverse Effect. As of the date of this Agreement, there is no such claim pending or, to the Knowledge of Parent, threatened in writing, except for any such infringement or other violation that would not have a Parent Material Adverse Effect. To the Knowledge of Parent, and except as would not have a Parent Material Adverse Effect, no other Person is infringing or otherwise violating any Intellectual Property Rights that are material to the respective businesses of Parent and its Subsidiaries as currently conducted, and in the last three (3) years, neither Parent nor any of its Subsidiaries have sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Parent IPR. This Section 4.14(d) constitutes the only representation and warranty of Parent with regard to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

Section 4.15 Taxes. Except as would not have a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries have (i) timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate and (ii) paid all Taxes due and payable (whether or not shown as due on such Tax Returns), except for Taxes contested in good faith or for which adequate reserves have been established on the financial statements in accordance with GAAP.

(b) There are no pending or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to Parent or any of its Subsidiaries.

(c) All Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other Third Parties, and have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(d) Neither Parent nor any of its Subsidiaries has (i) ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent or any of its Subsidiaries), or (ii) has any liability for the Taxes of another Person (other than Parent and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee, successor or otherwise as a matter of Law.

(e) Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or similar arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries or customary commercial Contracts, the principal subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to Parent or its Subsidiaries.

(f) There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(g) Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(h) Acquisition Sub is a newly formed entity created for the purpose of undertaking the First Merger. The Company is the Surviving Corporation in the First Merger and shall be merged with and into Parent in the Second Merger. Prior to the Effective Time, Acquisition Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

(i) Parent has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. Parent has qualified as a RIC at all times during the Parent Open Tax Years and expects to continue to so qualify for the taxable year that includes the Second Effective Time. No challenge to Parent’s status as a RIC is pending or has been threatened in writing with respect to the Parent Open Tax Years. For each of the Parent Open Tax Years, Parent has satisfied or will satisfy the distribution requirements imposed on a regulated investment company under Section 852 of the Code (taking into account any dividend that will be paid by the Company after the date of this Agreement).

(j) Within the past two years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code.

Section 4.16 Material Contracts.

(a) Section 4.16(a) of the Parent Disclosure Letter sets forth a complete and correct list, as of the date hereof, of each Parent Material Contract, a complete and correct copy of each of which has been made available (including via EDGAR) to the Company. For purposes of this Agreement, “Parent Material Contract” means any Contract to which Parent or any of its Subsidiaries is a party, except for this Agreement or as expressly set forth below, that:

(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of Parent or any of its Subsidiaries;

(ii) except with respect to investments set forth in the Parent SEC Documents, any partnership, limited liability company, joint venture or other similar Contract that is material to the operation of Parent and its Subsidiaries, taken as a whole;

(iii) except with respect to investments set forth in the Parent SEC Documents, is a loan, guarantee of Indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between or among Parent and any of its Subsidiaries) relating to Indebtedness for borrowed money of Parent or its Subsidiaries (whether outstanding or as may be incurred) in an amount in excess of $10,000,000 individually;

(iv) creates future payment obligations, including settlement agreements, outside the ordinary course of business in excess of $2,000,000, or creates or would create a Lien on any asset of Parent or its Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business);

(v) is with (A) the Parent External Adviser or any of its Subsidiaries or Affiliates or (B) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a Person identified in clause (A);

(vi) is a Contract that obligates Parent or any of its Subsidiaries or the Parent External Adviser to conduct any business that is material to Parent and its Subsidiaries, taken as a whole, on an exclusive basis with any Third Party;

(vii) is an Order or Consent of any Governmental Authority to which Parent, any of its Subsidiaries or, if it pertains to Parent and its Subsidiaries, the Parent External Adviser is subject;

(viii) is a Contract that purports to limit, in any material respect the manner in which, or the localities in which, any material business of Parent or any of its Subsidiaries (taken as a whole) is conducted or the types of material businesses that Parent or its Subsidiaries conduct;

(ix) is a Contract (including a Contract relating to acquisitions or dispositions of controlling interests in Parent Portfolio Companies but excluding any Contract relating to acquisitions or dispositions of debt investments in any Parent Portfolio Company, or any entity that becomes a Parent Portfolio Company as a result of such investment) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) which has not yet been consummated, pursuant to which (A) Parent reasonably expects that it is required to pay total consideration (including assumption of debt) after the date hereof in excess of $6,000,000 or (B) any other Person has the right to acquire any assets of Parent or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price (or total consideration realizable by or payable to Parent or any of its Subsidiaries) of more than $6,000,000; or

(x) is a Contract for the purpose of another Person providing investment advisory or investment management services to Parent or any of its Subsidiaries (including the Parent Investment Advisory Agreement).

(b) Neither Parent nor any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Parent Material Contract to which it is a party except for such breaches, defaults or actions as would not have a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract except for such breaches or defaults as would not have a Parent Material Adverse Effect. Each Parent Material Contract is a valid and binding obligation of Parent or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of Parent, the other parties thereto, except such as would not have a Parent Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 4.17 Real Property.

(a) Neither Parent nor any of its Subsidiaries owns any real property in fee (or the equivalent interest in the applicable jurisdiction).

(b) As of the date of this Agreement, to the Knowledge of Parent, except as would not have a Parent Material Adverse Effect, Parent and each of its Subsidiaries have valid leasehold, subleasehold or license interests in all real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any of its Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property”).

(c) As of the date of this Agreement, except as would not have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Parent Leased Real Property or any lender, alleging that Parent or any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

Section 4.18 Environmental. Except as would not have a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries are in compliance with all applicable Environmental Laws, including possessing all Permits required for their operations under applicable Environmental Laws;

(b) there is no pending or, to the Knowledge of Parent, threatened in writing Proceeding pursuant to any Environmental Law against Parent or any of its Subsidiaries;

(c) none of Parent or any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that Parent or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither Parent nor any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law; and

Section 4.19 Takeover Statutes. Assuming that neither the Company nor any holder of Company Common Stock is, or at any time during the three (3) year period prior to the date hereof, has been, an “interested stockholder” of Parent (as defined in Section 203 of the DGCL), no restrictions on “business combinations” set forth in any Takeover Statutes are applicable to this Agreement or the Mergers.

Section 4.20 No Vote Required. No vote of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt and approve this Agreement, or to approve the transactions contemplated hereby. The vote or consent of Parent, as the sole stockholder of Acquisition Sub, is the only vote of the holders of any class or series of capital stock of Acquisition Sub necessary to approve the transactions contemplated hereby and adopt this Agreement, which consent has been given.

Section 4.21 Sufficient Funds. Parent or Acquisition Sub will have on the Closing Date sufficient funds to consummate the transactions contemplated hereby, including, with respect to the Parent Aggregate Cash Consideration, the payments contemplated under Article II. Parent may finance all or any portion of such amounts from any source, including cash on hand of the Company immediately prior to the Closing. In no event shall the receipt or availability of any funds or financing by Parent or any of its Affiliates be a condition to any of Parent’s or Acquisition Sub’s obligations hereunder.

Section 4.22 Brokers. No investment banker, broker or finder is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Parent, Acquisition Sub or any of their respective Affiliates.

Section 4.23 Insurance. Parent and its Subsidiaries have paid, or caused to be paid, all premiums due under all material insurance policies of Parent and its Subsidiaries, and all such insurance policies are in full force and effect other than as would not have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received written notice that they are in default with respect to any obligations under such policies other than as would not have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy, or refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any existing material insurance policy, in each case that is held by, or for the benefit of, Parent or any of its Subsidiaries, other than as would not have a Parent Material Adverse Effect.

Section 4.24 Solvency. Neither Parent nor Acquisition Sub is entering into the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Acquisition Sub is solvent as of the date of this Agreement, and each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated hereby, including the payment of any amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related fees and expenses, be solvent at and immediately after the Effective Time, and Parent will be solvent at and immediately after the Second Effective Time. As used in this Section 4.24, the term “solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation will exceed their debts, (b) each of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation have not incurred debts beyond its ability to pay such debts as such debts mature and (c) each of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.24, “debt” means any liability on a claim, and “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (y) right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.25 Investment Assets. Each of Parent and its Subsidiaries owns all securities, Indebtedness and other financial instruments held by it, free and clear of any material Liens, except for Permitted Liens to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of Parent or any of its Subsidiaries and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of the date of this Agreement, there have been no material changes to the amount of securities, Indebtedness and other financial instruments listed on Parent’s most recent schedule of investments included in the Parent SEC Documents, including any increase in the amount of securities, Indebtedness and other financial instruments owned by Parent or its Subsidiaries that are not treated as “qualifying assets” under Section 55(a) of the Investment Company Act.

Section 4.26 Parent Investment Advisory Agreement. The Parent Investment Advisory Agreement has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable) and any exemptive, no-action or interpretive guidance issued by the SEC or its staff. Neither Parent nor the Parent External Adviser is in default under the Parent Investment Advisory Agreement, except where such default would not have a Parent Material Adverse Effect. The Parent Investment Advisory Agreement is a valid and binding obligation of Parent, except as would not have a Parent Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 4.27 Acknowledgment of Disclaimer of Other Representations and Warranties. Each of Parent and Acquisition Sub acknowledges that, as of the date hereof, they and their Representatives: (a) have received access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries, and the Company Portfolio Companies, which Company and its Representatives, as of the date hereof, have made available to them and (ii) the electronic data room in connection with the transactions contemplated hereby; (b) have received and may continue to receive from the Company and its Subsidiaries and their respective Representatives certain estimates, forecasts, projections and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and the Company Portfolio Companies and their respective businesses and operations (collectively, “Forecasts”); and (c) have had opportunities to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries and the Company Portfolio Companies. Parent and Acquisition Sub acknowledge and agree that (x) there are uncertainties inherent in attempting to make Forecasts, with which Parent and Acquisition Sub are familiar, and Parent and Acquisition Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Forecasts (including the reasonableness of the assumptions underlying such Forecasts), and Parent and Acquisition Sub shall have no claim against the Company, its Subsidiaries or the Company External Adviser, or the Company Portfolio Companies or any of their respective Representatives with respect to any such Forecasts and (y) each of Parent and Acquisition Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company, its Subsidiaries and the Company Portfolio Companies and, in making its determination to proceed with the transactions contemplated hereby, including the Mergers, each of Parent and Acquisition Sub has relied on the results of its own independent review and analysis. Parent and Acquisition Sub each further acknowledges and agrees that (1) any Forecast, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent and Acquisition Sub or any of their Representatives, including any materials or information made available in the electronic data room in connection with the transactions contemplated hereby, via confidential information packet, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to constitute or be the subject of any representation or warranty unless and only to the extent any such material or information is the subject of an express representation or warranty set forth in Article III or in any certificate delivered pursuant hereto; and (2) except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant hereto, (A) neither the Company, its investment adviser nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Mergers and Parent and Acquisition Sub shall have no claim against the Company, any of its Subsidiaries or any Company Portfolio Companies or their respective Representatives in respect of any such representation or warranty and (B) no Person has been authorized by the Company, its investment adviser or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Mergers. Nothing in this Section 4.27 shall apply to or limit any claim for Fraud.

Section 4.28 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or in any certificate delivered hereunder, neither Parent nor Acquisition Sub nor any other Person on behalf of Parent or Acquisition Sub makes any express or implied representation or warranty with respect to Parent, Acquisition Sub, any of their respective Subsidiaries, or any Parent Portfolio Company, or with respect to any other information provided to the Company or its Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither Parent nor Acquisition Sub nor any other Person will have or be subject to any claim, liability or indemnification obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, Forecasts or other material made available to the Company in the electronic data room maintained by Parent for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or in any certificate delivered pursuant hereto. Nothing in this Section 4.28 shall apply to or limit any claim for Fraud.

ARTICLE V

[RESERVED]

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except (a) as may be required by Law, (b) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly contemplated or permitted pursuant to this Agreement or (d) as set forth in Section 6.1 of the Company Disclosure Letter: (x) the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to conduct the business of the Company and its Subsidiaries, as applicable, in the ordinary course of business and in a manner consistent with past practice in all material respects and use reasonable best efforts to preserve intact its business organization, maintain in effect all material licenses and permits required to carry on its business, maintain in effect any exemptive orders or exemptive relief which it has received from the SEC and which are currently in effect and preserve its material business relationships (provided that (1) no action by the Company or its Subsidiaries with respect to any of the matters specifically addressed by any other provisions of this Section 6.1 will be deemed a breach of this clause (x), unless such action would constitute a breach of one or more of such other provisions, and, for the avoidance of doubt, any action by the Company or any of its Subsidiaries permitted by clauses (a) through (q) below (including pursuant to any exceptions or qualifications thereto) will not constitute a breach of this clause (x), and (2) the failure by the Company or any of its Subsidiaries to take any action prohibited by clauses (a) through (q) below will not be deemed to be a breach of this clause (x)); and (y) the Company shall not, and shall not permit any of its Subsidiaries to (provided that, notwithstanding anything in this Agreement to the contrary, none of the Company or its Subsidiaries shall be restricted or encumbered from taking any action, or be required or permitted to take any action, if such restriction, encumbrance, requirement or permission would contravene any provision of the Existing Credit Facility or the 2029 Notes Indenture):

(a) amend or otherwise change, in any material respect, the Company’s Charter or the Company’s Bylaws (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b) except for transactions solely among the Company and its wholly-owned Subsidiaries, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

(c) except for transactions solely among the Company and its wholly-owned Subsidiaries, issue, sell, pledge, dispose, encumber or grant, or authorize the same with respect to, any (i) shares of the Company’s or its Subsidiaries’ capital stock, (ii) options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or its Subsidiaries’ capital stock or (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, the Company, any of its Subsidiaries;

(d) (i) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than (A) dividends and distributions paid by any wholly-owned Subsidiary of the Company to the Company or any of its wholly-owned Subsidiaries, (B) regular quarterly cash distributions payable by the Company on a quarterly basis consistent with past practices in all material respects and the Company’s investment objectives and policies as publicly disclosed (provided that such dividend shall (x) be determined by the Company Board in good faith such that it does not exceed an amount equal to the sum of (a) the Company’s net investment income generated in the applicable quarter (“Quarterly Dividends”) plus (b) any other of the Company’s net investment income generated prior to the applicable quarter that had not previously been distributed by the Company and (y) not exceed a maximum amount that is ninety-five (95%) of the Company’s taxable income as of the date of announcement of such dividend), or (C) the authorization and payment of any Tax Dividend or distribution necessary for the Company to maintain its qualification as a RIC or avoid any entity-level Tax, in each case as reasonably determined by the Company; or (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries (other than any wholly-owned Subsidiaries) or any options, warrants, or rights to acquire any such shares or other equity interests;

(e) directly or indirectly acquire or dispose of (including by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, in each case that are material to the Company and its Subsidiaries, taken as a whole, except for (i) any merger, consolidation or business combination among the Company and its wholly-owned Subsidiaries, (ii) new investments in existing Company Portfolio Companies in accordance with the Company’s investment objectives, policies and restrictions; provided that any such investment in assets that would be classified as Level 2 or Level 3 assets under ASC 820 shall not exceed the applicable thresholds set forth on Section 6.1(e) of the Company Disclosure Letter, (iii) acquisitions that the Company or any of its Subsidiaries is contractually obligated to make pursuant to the terms of the investment documents between the Company or any of its Subsidiaries and any Company Portfolio Company in effect as of the date of this Agreement, (iv) acquisitions of U.S. treasury securities or similar cash equivalents, (v) the conversion of debt to any equity-like instruments or receipt thereof in connection with an existing Company Portfolio Company, (vi) dispositions of Company Portfolio Company investments in accordance with the Company’s investment objectives, policies and restrictions and (vii) other acquisitions not exceeding $2,000,000 in the aggregate during the Interim Period, in each case of clauses (ii) through (vii), subject to any limitations set forth on Section 6.1(e) of the Company Disclosure Letter;

(f) (i) make, change or revoke any income classification or other material Tax election, (ii) change any method of Tax accounting, (iii) amend any material Tax Return, (iv) agree to any extension or waiver of the statute of limitations with respect to Taxes, (v) settle or compromise any Tax claim or assessment, (vi) surrender any right to claim a Tax refund, (vii) request any ruling from, or enter into any voluntary disclosure or similar program with, any Governmental Authority or (viii) enter into any Tax closing agreement with any Governmental Authority;

(g) except as permitted by Section 6.1(e), make any loans, advances or capital contributions to, or investments in, any other Person (other than to or in the Company or any direct or indirect wholly owned Subsidiary of the Company and pursuant to previously disclosed commitments existing as of the date of this Agreement that are identified on Section 6.1(p) of the Company Disclosure Letter or are otherwise set forth on Section 6.1(g) of the Company Disclosure Letter);

(h) amend, enter into, terminate or waive any material rights under, any Company Material Contract or any material agreement underlying any Company Portfolio Company investment, other than (i) in the ordinary course of business consistent with past practice, (ii) such actions which would not be materially adverse to the Company or its Subsidiaries or (iii) as otherwise set forth on Section 6.1(h) of the Company Disclosure Letter;

(i) (i) pay, discharge or satisfy any Indebtedness that has a prepayment cost, “make whole” amount, prepayment penalty or similar obligation (other than (A) the payment, discharge or satisfaction, required pursuant to the terms of the Existing Credit Facility as in effect as of the date of this Agreement, (B) the redemption or repayment of the 2029 Notes at the Closing in accordance with Section 6.13 and (C) Indebtedness incurred by the Company or its wholly owned Subsidiaries and owed to the Company or its wholly owned Subsidiaries), (ii) cancel any material Indebtedness owing to the Company or any of its Subsidiaries (individually or in the aggregate) or waive or amend any claims or rights of substantial value (other than

Indebtedness incurred by the Company or its wholly owned Subsidiaries and owed to the Company or its wholly owned Subsidiaries), in each case other than Indebtedness, claims or rights related to investments in any Company Portfolio Companies, or (iii) waive material benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party (other than in the ordinary course of business consistent with past practice);

(j) make any pledge of any of its material assets or permit any of its material assets to become subject to any Liens except Permitted Liens;

(k) commence any material Proceedings except with respect to routine matters in the ordinary course of business and consistent with past practice, or settle any Proceedings other than settlements that result solely in monetary obligations involving payment by the Company or any of its Subsidiaries of (i) the amounts specifically reserved in accordance with GAAP with respect to such Proceeding or claim on the Company’s consolidated financial statements for the quarter ending September 30, 2026, (ii) amounts to be paid from escrow accounts for purposes of working capital adjustments and indemnification matters related to former portfolio companies, in each case pursuant to Contracts that have been made available to Parent prior to the date hereof, (iii) amounts to be paid from insurance proceeds for the purpose of paying such settlements, (iv) an amount not greater than $250,000 in the aggregate or (v) amounts held as collateral as agent for any Company Portfolio Companies or on behalf of Third Party lenders;

(l) make any change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), or as otherwise required by Applicable Law;

(m) enter into a new line of business outside of the Company’s investment objective as described in the Company SEC Documents (provided, that the foregoing shall not apply in any way to any Company Portfolio Company);

(n) (i) increase the compensation or benefits payable or to become payable to any of its directors or officers; (ii) establish, adopt, enter into, amend or terminate any collective bargaining agreement or employee benefit plan, program or agreement for the benefit of any of its officers, directors or individual independent contractors; or (iii) enter into any severance, change of control or retention agreement with any of its officers, directors or individual independent contractors;

(o) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(p) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of any Person (except for (i) Indebtedness for borrowed money incurred with making any follow-on investment in Company Portfolio Company investments, (ii) Indebtedness for borrowed money incurred in complying with unfunded commitment obligations existing as of September 30, 2026 with respect to any Company Portfolio Company investments listed in

Section 6.1(p) of the Company Disclosure Letter, (iii) drawdowns with respect to the Existing Credit Facility in the ordinary course of business consistent with past practice; provided that (A) the Company shall provide Parent with written notice of any such drawdown within two (2) Business Days thereof and (B) with respect to any drawdown in excess of $1,000,000 individually, or drawdowns in excess of $3,000,000 in the aggregate during the Interim Period, the Company shall have obtained the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (iv) Indebtedness owed to the Company or its wholly owned Subsidiaries or (v) as otherwise set forth on Section 6.1(p) of the Company Disclosure Letter, so long as, in each case, such Indebtedness does not provide for any penalty upon prepayment);

(q) enter into any agreement to do any of the foregoing.

Section 6.2 Conduct of Business by Parent Pending the Merger. Parent covenants and agrees that during the Interim Period, except (a) as may be required by Law, (b) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly contemplated or permitted pursuant to this Agreement or (d) as set forth in Section 6.2 of the Parent Disclosure Letter: (x) Parent shall, and shall cause its Subsidiaries to, conduct the business of Parent and its Subsidiaries, as applicable, in the ordinary course of business and in a manner consistent with past practice in all material respects (provided that (1) no action by Parent or its Subsidiaries (including Acquisition Sub) with respect to any of the matters specifically addressed by any other provisions of this Section 6.2 will be deemed a breach of this clause (x), unless such action would constitute a breach of one or more of such other provisions, (2) the failure by Parent or any of its Subsidiaries to take any action prohibited by clauses (a) through (j) below will not be deemed to be a breach of this clause (x), and (3) acquisitions and dispositions of investments in Parent Portfolio Companies in accordance with Parent’s investment objectives, policies, and restrictions in effect as of the date hereof will not be deemed to be a breach of this clause (x)); and (y) Parent shall not, and shall not permit any of its Subsidiaries to:

(a) amend or otherwise change, in any material respect, the organizational documents of Parent (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b) except for transactions solely among Parent and its wholly-owned Subsidiaries, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

(c) except for transactions solely among Parent and its wholly-owned Subsidiaries or in connection with the Parent DRIP, issue, sell, pledge, dispose, encumber or grant any (i) shares of its or its Subsidiaries’ capital stock, (ii) options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock or (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, Parent or any of its Subsidiaries;

(d) (i) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent’s or any of its Subsidiaries’ capital stock or other equity interests, other than (A) dividends and distributions paid by any wholly-owned Subsidiary of Parent to Parent or any of its wholly-owned Subsidiaries, (B) regular quarterly cash distributions payable by Parent on a quarterly basis consistent with past practices in all material respects and Parent’s investment objectives and policies as publicly disclosed or (C) the authorization and payment of any dividend or distribution necessary for Parent to maintain its qualification as a RIC or avoid any entity-level Tax, in each case as reasonably determined by Parent; or (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Parent or its Subsidiaries (other than wholly-owned Subsidiaries) or any options, warrants, or rights to acquire any such shares or other equity interests.

(e) directly or indirectly acquire (including by merger, consolidation or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among Parent and its wholly-owned Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, in each case that are material to Parent and its Subsidiaries, taken as a whole, and except for acquisitions of Parent Portfolio Company investments in accordance with Parent’s investment objectives, policies and restrictions;

(f) amend, enter into or terminate any Parent Material Contract other than (i) in the ordinary course of business consistent with past practice and (ii) which would not have a Parent Material Adverse Effect;

(g) make any material change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as otherwise required by Applicable Law;

(h) (i) make or change any material Tax election other than in the ordinary course of business, (ii) change any material method of Tax accounting other than in the ordinary course of business, (iii) amend any material Tax Return, or (iv) agree to any extension or waiver of the statute of limitations with respect to a material amount of Tax other than in the ordinary course of business consistent with past practice and the Parent’s investment objectives and policies;

(i) enter into a new line of business outside of Parent’s investment objective as described in the Parent SEC Documents (provided, that the foregoing shall not apply in any way to any Parent Portfolio Company); or

(j) enter into any agreement to do any of the foregoing.

Section 6.3 Preparation of the Form N-14 and the Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as practicable after the execution of this Agreement (i) the Company shall prepare (with Parent’s reasonable cooperation and review) the Proxy Statement and, in consultation with Parent, shall set a preliminary record date for the Company Stockholders’ Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith and (ii) Parent shall prepare (with the Company’s reasonable cooperation and review) and file with the SEC the Form N-14, in which the Proxy Statement will be included, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the First Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form N-14 declared effective under the Securities Act, and the Proxy Statement cleared of all comments from the SEC, as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form N-14, Parent shall take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the First Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form N-14 and the Proxy Statement. As promptly as practicable after the Form N-14 shall have become effective the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form N-14 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other party with a reasonable opportunity to review and comment thereon. If, at any time prior to the Effective Time, any information relating to Parent, the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form N-14 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company. Each party shall notify the other promptly of the time when the Form N-14 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form N-14 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form N-14 or the First Merger.

(b) Subject to the earlier termination of this Agreement in accordance with Article VIII, the Company shall, as soon as practicable following the effectiveness of the Form N-14, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) solely for the purpose of seeking the Company Stockholder Approval; provided, that the Company may postpone or adjourn to a later date the Company Stockholders’ Meeting (i) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement, whether or not a quorum is present or (iv) if required by Applicable Law or (v) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure if, in the good faith judgment of the Company Board (after consultation with outside legal counsel), the failure to do so would be inconsistent with its duties of the directors of the Company under Applicable Law; provided, further, that no single postponement or adjournment pursuant to the foregoing clause (v) shall be for a period of more than ten (10) Business Days, and in no event shall the Company Stockholders’ Meeting be postponed or adjourned pursuant to the foregoing clause (v) to a date that is later than the Termination Date. Notwithstanding the foregoing, the Company shall, at the request of Parent, adjourn the Company Stockholders’ Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement. Subject to Section 6.6, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to lawfully solicit from its stockholders proxies in favor of the adoption of this Agreement. Except as expressly permitted in Section 6.6, neither the Company Board nor any committee thereof shall (w) withhold or withdraw, or modify or qualify in a manner adverse to Parent or Acquisition Sub, or propose publicly to withhold or withdraw, or modify or qualify in a manner adverse to Parent or Acquisition Sub, the Company Recommendation, (x) fail to include the Company Recommendation in the Proxy Statement, (y) approve, determine to be advisable or recommend, or propose publicly to approve, determine to be advisable, or recommend any Competing Proposal or (z) resolve, agree or propose to take any such actions (each such action in (w), (x), (y) and (z) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Competing Proposal (whether or not a Superior Proposal).

Section 6.4 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement (including the limitations set forth in Section 6.6), the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the First Merger set forth in Article VII to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the transactions contemplated hereby, including the First Merger, and the making of all necessary registrations and filings with Governmental Authorities, including the filing of the Articles of First Merger with the MD SDAT as provided under the MGCL and the filing of the Certificate of Second Merger with the Delaware Secretary as provided under the DGCL and with the MD SDAT as provided under the MGCL and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated hereby, including the First Merger; (ii) the defending of any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including the First Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the First Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement.

(b) In connection with and without limiting the efforts referenced in this Section 6.4, each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a private party, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, or in connection with any Proceeding initiated by a private party, to any other Person, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority, or in connection with any Proceeding initiated by a private party, between either party and any other Person with respect to this Agreement. In addition, each of the parties hereto will give reasonable notice to and consult with the other in advance of any meeting or conference with any Governmental Authority, or in connection with any Proceeding by a private party, with any other Person, and to the extent permitted by the Governmental Authority or other Person, give the other the opportunity to attend and participate in such meeting or conference. The notification obligations set forth in Section 6.8 are in addition to, and shall not limit, the notification obligations set forth in Section 6.4(b).

Section 6.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, in a manner not disruptive to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time (or until the earlier termination of this Agreement), to the personnel, agents, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries as may reasonably be requested; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Acquisition Sub if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated hereby are not consummated, (ii) violate Applicable Law (provided, that the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided in a manner without violating such Applicable Law) or the provisions of any Contract to which the Company or any of its Subsidiaries is a party or (iii) jeopardize any attorney-client, attorney work product or any other legal privilege. No investigation or access permitted pursuant to this Section 6.5(a) shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.5(a) for any competitive or other purpose unrelated to the consummation of the transactions contemplated hereby. The Confidentiality Agreement shall apply mutatis mutandis with respect to information furnished by the Company, the Company External Adviser, its Subsidiaries and the Company’s officers, employees and other Representatives hereunder.

(b) Upon reasonable notice, Parent shall (and shall cause each of its Subsidiaries (including Acquisition Sub) to) afford reasonable access to the Company’s Representatives, in a manner not disruptive to the operations of the business of Parent and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time (or until the earlier termination of this Agreement), to the personnel, agents, properties, books and records of Parent and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries (including Acquisition Sub) to) furnish promptly to such Representatives all information concerning the business, properties and personnel of Parent and its Subsidiaries (including Acquisition Sub) as may reasonably be requested; provided, however, that nothing herein shall require Parent or any of its Subsidiaries (including Acquisition Sub) to disclose any information to the Company if such disclosure would, in the reasonable judgment of Parent, (i) cause significant competitive harm to Parent or its Subsidiaries (including Acquisition Sub) if the transactions contemplated hereby are not consummated, (ii) violate Applicable Law (provided, that Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided in a manner without violating such Applicable Law) or the provisions of any Contract to which Parent or any of its Subsidiaries (including Acquisition Sub) is a party or (iii) jeopardize any attorney-client, attorney work product or any other legal privilege. No investigation or access permitted pursuant to this Section 6.5(b) shall affect or be deemed to modify any representation or warranty made by Parent or Acquisition Sub hereunder. The Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.5(b) for any competitive or other purpose unrelated to the consummation of the transactions contemplated hereby. The Confidentiality Agreement shall apply mutatis mutandis with respect to information furnished by Parent, Parent’s Subsidiaries, Acquisition Sub and Parent’s officers, employees and other Representatives hereunder.

(c) At or prior to the Closing, the Company shall deliver, or cause the Company External Adviser and its Affiliates to deliver, to Parent all books and records of the Company and its Subsidiaries (including all records required to be maintained under Section 31(a) of the Investment Company Act and the rules thereunder, and all work papers, supporting documentation and back-up materials relating thereto) in each case to the extent not in the possession of the Company. The Company shall, prior to the Closing, cause the Company External Adviser to agree in writing, for the express benefit of and enforceable by Parent, to deliver to or provide Parent and its Representatives with reasonable access to such books and records and such other information relating to the Company and its Subsidiaries as Parent may reasonably request following the Effective Time, on a commercially reasonable basis and in a manner so as not to unreasonably interfere with the business of the Company External Adviser, during normal business hours and upon reasonable advance notice, to the extent any such books and records or other information are maintained by or in the possession of the Company External Adviser or its Affiliates and have not been delivered to Parent or the Surviving Corporation at or prior to the Closing, including as necessary for Parent to comply with Applicable Law (including recordkeeping requirements under the Investment Company Act), prepare Tax Returns or financial statements or address any Proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, the Company shall use its reasonable best efforts to promptly furnish to Parent such information as Parent is required by Applicable Law or regulation to include in any registration statement, proxy statement or similar filing relating to the Third-Party Acquisition described on Section 6.2 of the Parent Disclosure Letter.

Section 6.6 No Solicitation.

(a) Subject to Section 6.6(c), the Company shall, and shall cause its Subsidiaries and its and their Representatives to, (i) immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal (an “Inquiry”) and immediately terminate all physical and electronic data room access previously granted to any such Third Party, and demand the immediate return or destruction of all confidential information previously furnished to any such Third Party with respect to any Competing Proposal or Inquiry, subject to the terms of any existing confidentiality or similar agreement with such Third Party, and (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or “standstill” agreement to which it or any of its Affiliates or Representatives is a party with respect to any Competing Proposal or Inquiry.

(b) Except as expressly provided in Section 6.6(c), until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and its and their Representatives not to, directly or indirectly, (i) initiate, solicit, endorse, facilitate or knowingly encourage the making of any Competing Proposal or Inquiry, (ii) continue or engage in negotiations or discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 6.6), or knowingly furnish any non-public information to, or enter into any agreement, arrangement or understanding with, any Third Party relating to a Competing Proposal or any Inquiry or (iii) resolve, agree or publicly propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary in Section 6.6(a) or Section 6.6(b), at any time prior to the date that the Company Stockholder Approval is obtained, in the event that the Company (or its Representatives on the Company’s behalf) receives directly or indirectly a written Inquiry or a written Competing Proposal from any Third Party that (i) the Company Board determines in good faith to be bona fide, (ii) was unsolicited and (iii) did not otherwise result from a breach of this Section 6.6(c), the Company and the Company Board and its Representatives may engage or participate in negotiations or discussions with, or furnish any information and other access to, any Third Party making such Inquiry or Competing Proposal and its Representatives and Affiliates and prospective debt and equity financing sources that have been specifically engaged for the purpose of financing such Competing Proposal if the Company Board determines in good faith (after consultation with its financial advisors, as to financial matters, and outside legal counsel) that (A) such Inquiry or Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the duties of the directors of the Company under Applicable Law; provided that (x) prior to furnishing any non-public information concerning the Company and its Subsidiaries, the

Company receives from such Person, to the extent such Person is not already subject to a confidentiality agreement with the Company, a confidentiality agreement containing confidentiality terms that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (unless the Company and Parent agree to amend the Confidentiality Agreement to reflect such more favorable terms) (an “Acceptable Confidentiality Agreement”), and (y) the Company shall promptly (and in any event within 48 hours) provide or make available to Parent (I) an unredacted copy of each such Acceptable Confidentiality Agreement and (II) all non-public information concerning it or its Subsidiaries that it provides to any Third Party given such access that was not previously made available to Parent or its Representatives. It is understood and agreed that any contacts, disclosures, discussions or negotiations expressly permitted under this Section 6.6(c), including any public announcement that the Company or the Company Board has made any determination required under this Section 6.6(c) to take or engage in any such actions (provided that the Company Board expressly publicly reaffirms the Company Recommendation concurrently with such public disclosure), shall not constitute a basis for Parent to terminate this Agreement pursuant to Section 8.1(d)(ii).

(d) Neither the Company nor the Company Board nor any committee thereof shall effect a Company Adverse Recommendation Change and, except as expressly provided in this Section 6.6(d), neither the Company Board nor any committee thereof shall approve or recommend, and the Company shall not (and shall cause each of its Subsidiaries not to) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract or agreement, in each case constituting or with respect to, any Competing Proposal or Inquiry (each, an “Alternative Acquisition Agreement”), in each case other than an Acceptable Confidentiality Agreement, and neither the Company Board nor any committee thereof shall resolve, agree or publicly propose to take any such actions. Notwithstanding the immediately preceding sentence, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may (upon the recommendation of the Company Special Committee) (x) effect a Company Adverse Recommendation Change if, upon the occurrence of an Intervening Event, the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the Company directors’ duties under Applicable Law or (y) if the Company has received a Competing Proposal after the date of this Agreement that (i) the Company Board has determined in good faith, after consultation with its financial advisors, as to financial matters, and outside legal counsel, constitutes a Superior Proposal, authorize, adopt or approve such Superior Proposal and cause or permit the Company to enter into a binding definitive agreement providing for the consummation of such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 8.1(c)(ii), and, provided that:

(i) the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance, that it intends to effect a Company Adverse Recommendation Change (a “Notice of Adverse Recommendation”) and/or terminate this Agreement pursuant to Section 8.1(c)(ii) in order to enter into a binding definitive agreement providing for the consummation of a Superior Proposal (a “Notice of Superior Proposal”), which notice shall specify in reasonable detail the basis for such Company Adverse Recommendation Change and/or termination and, in the case of a

Superior Proposal, the identity of the Person or group of Persons making such Superior Proposal and the terms and conditions thereof and include a copy of a substantially complete negotiated definitive agreement (which need not include signatures and may contain brackets of the type that are completed in or removed from a definitive agreement of that nature prior to the execution thereof) providing for the consummation of such Superior Proposal and any material ancillary agreements (which need not include signatures and may contain brackets of the type that are completed in or removed from a definitive agreement of that nature just prior to the execution thereof) being executed or to be executed in connection therewith (provided, that any amendment to the financial terms or any other material terms of such Superior Proposal shall require a new written notice by the Company and a new three (3) Business Day period (unless such three (3) Business Day period would be shorter than the amount of time remaining in such original five (5) Business Day period, in which case such original five (5) Business Day period shall remain in effect));

(ii) after providing such notice and prior to effecting such Company Adverse Recommendation Change and/or terminating this Agreement pursuant to Section 8.1(c)(ii), the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent and Acquisition Sub and their respective Representatives in good faith (to the extent Parent and Acquisition Sub desire to negotiate) during such five (5) or three (3) Business Day period (as applicable) to make such irrevocable adjustments to the terms and conditions of this Agreement that the Company Board determines, in good faith after consultation with its counsel and, as to financial matters, its financial advisors, would obviate the need for the Company to effect the Company Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(c)(ii); and

(iii) following the end of such five (5) or three (3) Business Day period (as applicable), the Company Board shall have determined in good faith, after consultation with its financial advisors, as to financial matters, and outside legal counsel, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Adverse Recommendation and/or Notice of Superior Proposal, that (A) the Superior Proposal giving rise to the Notice of Superior Proposal continues to be a Superior Proposal or (B) in the case of an Intervening Event, the failure of the Company Board to effect a Company Adverse Recommendation Change would continue to be reasonably expected to be inconsistent with the Company’s directors’ duties under Applicable Law.

(e) Nothing contained in this Section 6.6 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under Applicable Law or applicable NASDAQ rules and regulations, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or (ii) making any “stop-look-and-listen” communication to stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that any disclosure made as permitted under clause (i) of this Section 6.6(e) (other than any “stop-look-and-listen” communication or a factually accurate public statement by the Company that describes the Company’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto) that relates to a Competing Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation in such disclosure.

(f) The Company shall promptly (and in any event within 48 hours of receipt) advise Parent in writing in the event that it or any of its Subsidiaries or any of its or their Representatives receives from any Third Party any Inquiry or Competing Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such Inquiry or Competing Proposal, the identity of the Third Party making any such Inquiry or Competing Proposal and a copy of any written proposal, offer, draft agreement, term sheet or other analogous agreement provided by such Third Party. The Company shall keep Parent reasonably informed (orally and in writing) on a timely basis of the status and details (including within 48 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Inquiry or Competing Proposal, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Inquiry or Competing Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(g) The Company agrees that any violation of the restrictions set forth in this Section 6.6 by any of the Company’s Subsidiaries or any of its or their respective authorized Representatives shall be deemed to be a breach of this Agreement by the Company.

Section 6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Following the Effective Time, Parent shall, to the fullest extent permitted under Applicable Law, indemnify, defend and hold harmless and advance expenses to the current or former directors, officers, managers or employees of the Company, its Subsidiaries or the Company External Adviser (to the extent related to the management of the Company) (collectively, the “D&O Indemnified Parties”) against all costs or expenses (including, but not limited to, reasonable attorneys’ fees actually incurred, reasonable experts’ fees, reasonable travel expenses, court costs, transcript fees and telecommunications, postage and courier charges), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any Proceeding arising out of actions or omissions occurring at or prior to the Effective Time (including the Mergers and the transactions contemplated hereby). In the event of any such Indemnified Liabilities, Parent shall advance to the applicable D&O Indemnified Party, upon request, reimbursement of documented expenses reasonably and actually incurred, to the fullest extent permitted under Applicable Law, provided that the Person to whom expenses are advanced, or someone on such Person’s behalf, provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification under Applicable Law, and Parent and the applicable D&O Indemnified Party shall cooperate in the defense of such matter.

(b) At or prior to the Closing, the Company shall purchase prepaid, non-cancelable directors’ and officers’ (D&O) liability, employment practices liability and fiduciary liability “tail” insurance with a reporting period of no less than six (6) years from the Closing, covering each D&O Indemnified Party and any other natural persons who are covered by the directors’ and officers’ liability, employment practices liability and fiduciary liability insurance maintained by the Company and the Subsidiaries in effect as of the Closing (such persons, “Insured Persons” and such insurance, “Current Insurance”) in respect of actions, omissions, circumstances, events or other matters occurring at or prior to the Closing (including with respect to actions, omissions, circumstances, events or other matters occurring in connection with this Agreement and the transactions contemplated hereby), on material terms and conditions, including limits and retentions, no less favorable, in the aggregate, to the Insured Persons than the Current Insurance. Up to $650,000 of the cost of such “tail” insurance shall be borne by Parent and the remainder shall be borne by the Company. Parent shall, and shall cause the Company to, maintain such “tail” insurance in full force and effect from and after the Closing and shall not, and shall cause the Company not to, amend the terms and conditions of such “tail” insurance in any manner.

(c) Any D&O Indemnified Party wishing to claim indemnification under Section 6.7(a), upon learning of any Proceeding described in Section 6.7(a), shall promptly notify Parent in writing; provided that the failure to so notify shall not affect the obligations of Parent under Section 6.7(a) unless Parent is materially prejudiced as a consequence.

(d) If Parent or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers or otherwise disposes of all or substantially all of its assets to any other entity or consummates any division transaction, then and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.7.

(e) The D&O Indemnified Parties to whom this Section 6.7 applies shall be third-party beneficiaries of this Section 6.7. The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and such Person’s successors, heirs and Representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. All rights to indemnification, exculpation and advancement of expenses now existing in favor of the D&O Indemnified Parties under the Company’s Charter, the Company’s Bylaws or any indemnification agreement of the Company made available to Parent prior to the date hereof (which, for the avoidance of doubt, shall include such indemnification agreements filed with or described in the Company SEC Documents filed by the Company) and in effect as of the date hereof, in respect of actions or omissions occurring at or prior to the Effective Time, shall survive the Mergers and continue in full force and effect indefinitely. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 6.7. Notwithstanding any other provision of this Agreement, this Section 6.7 shall survive the consummation of the Mergers indefinitely and shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall be enforceable by the D&O Indemnified Parties and their successors, heirs or Representatives.

Section 6.8 Notification of Certain Matters. Subject to Applicable Law, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Mergers or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any claims, investigations or Proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Mergers or the transactions contemplated hereby and (c) any fact, circumstance or development of which the Company or Parent (as applicable) becomes aware that will or is reasonably likely to result in any of the conditions set forth in Article VII becoming incapable of being satisfied by the Termination Date.

Section 6.9 Public Announcements. Except as otherwise contemplated by Section 6.6 (and, for the avoidance of doubt, nothing herein shall limit the rights of the Company or the Company Board under Section 6.6), prior to any Company Adverse Recommendation Change, the Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or public announcement with respect to this Agreement or the transactions contemplated hereby, and none of the parties or their Affiliates shall issue any such press release or public announcement prior to obtaining the other parties’ written consent (which consent may be delivered via electronic mail, but shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto so long as the disclosing party gives notice to and consults with the other party prior to making such disclosure to the extent practicable.

Section 6.10 Acquisition Sub. Parent will take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the First Merger and Second Merger, as applicable, on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business, or incur or guarantee any liabilities or indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 6.11 No Control of the Other Party’s Business.

(a) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

(b) Nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.12 Rule 16b-3 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.13 Repayment of Payoff Indebtedness.

(a) At least five (5) Business Days prior to the Closing Date (or such shorter period as may be agreed by Parent), the Company shall deliver to Parent a draft copy of a customary payoff letter, in form and substance reasonably satisfactory to Parent, (subject to delivery of funds as arranged by Parent) from the “Administrative Agent” (as defined in the Existing Credit Facility) under the Existing Credit Facility, which shall set forth the aggregate amounts required to satisfy in full all amounts due under the Existing Credit Facility (including all accrued and unpaid interest, fees, prepayment premiums or penalties, breakage costs and other amounts payable in connection with such repayment) (such amounts, collectively, the “Payoff Amount”) and to terminate all commitments and other obligations in respect thereto (other than obligations that survive termination of the Existing Credit Facility under the definitive documentation governing the Existing Credit Facility) and to release and terminate all Liens granted to secure obligations under the Existing Credit Facility, including delivery of UCC-3 termination statements and such other customary Lien release documentation as Parent may reasonably request (the “Payoff Letter”), and, on or prior to the Closing Date, the Company shall deliver to Parent an executed copy of the Payoff Letter to be effective upon the Closing. The Company shall, and shall cause its Subsidiaries to, deliver all prepayment, termination and similar notices and other documents required for the termination of commitments under the Existing Credit Facility within the time periods required under the definitive documentation governing the Existing Credit Facility, in each case subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding thereunder. On the Closing Date, Parent shall pay, or cause to be paid, the Payoff Amount to the account(s) designated in the Payoff Letter by wire transfer of immediately available funds. Any breakage costs payable under the Existing Credit Facility shall be borne by the Company.

(b) At least five (5) Business Days prior to the Closing Date (or such shorter period as may be agreed by Parent), the Company shall deliver to Parent draft documentation, in form and substance reasonably satisfactory to Parent, (subject to delivery of funds as arranged by Parent) to fulfill the conditions precedent and other requirements for the redemption of the 2029 Notes upon the consummation of the Closing, which shall set forth the aggregate amounts required to satisfy in full all obligations in respect of the 2029 Notes (including all principal, accrued and unpaid interest, fees, premiums (including any make-whole or minimum return amounts), and other amounts payable in connection with such repayment) (such amounts, collectively, the “2029 Notes Payoff Amount”) and confirm that, upon receipt of the 2029

Notes Payoff Amount and execution of such documentation, all obligations under the 2029 Notes and the 2029 Notes Indenture (other than obligations that by their terms survive) shall be satisfied and discharged (the “2029 Notes Payoff Documentation”), and, on or prior to the Closing Date, the Company shall deliver to Parent an executed copy of the 2029 Notes Payoff Documentation to be effective upon the Closing. The Company shall, and shall cause its Subsidiaries to, deliver all redemption, prepayment and similar notices and take all other actions required under the 2029 Notes Indenture to effect such repayment at the Closing within the time periods required thereunder, in each case subject to the occurrence of the Closing. On the Closing Date, Parent shall pay, or cause to be paid, the 2029 Notes Payoff Amount to the account(s) designated in the 2029 Notes Payoff Documentation by wire transfer of immediately available funds.

Section 6.14 Financing Cooperation.

(a) The Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use their reasonable best efforts to, provide reasonable and customary cooperation to Parent on a timely basis in connection with the arrangement of customary debt financing to be obtained by Parent or any of its Subsidiaries for the purpose of financing the transactions contemplated by this Agreement, including the repayment of the Payoff Indebtedness (the “Debt Financing”), as may be reasonably requested by Parent, including by (i) furnishing to Parent (A) the unaudited consolidated interim balance sheets of the Company and the related unaudited consolidated interim statements of operations and cash flows for each of the fiscal quarters (other than the fourth fiscal quarter of any fiscal year) of the Company ending after December 31, 2025 and at least forty-five (45) days prior to the Closing Date and (B) the audited consolidated balance sheet of the Company and the related consolidated statements of operations and cash flows for each fiscal year of the Company ended after December 31, 2025 and at least ninety (90) days prior to the Closing Date (it being understood that the filing of any such financial statements with the SEC shall satisfy this clause (i)), (ii) using reasonable best efforts to cooperate with prospective sources of the Debt Financing (the “Debt Financing Sources”) in performing their customary due diligence as reasonably requested by Parent at mutually agreeable times and places, (iii) at least four (4) Business Days prior to the Closing Date, providing all documentation and other information about the Company and each of its Subsidiaries as is reasonably requested in writing by Parent at least nine (9) Business Days prior to the Closing Date, which prospective Debt Financing Sources reasonably determine is required under applicable “know your customer,” beneficial ownership and anti-money laundering rules and regulations, (iv) using reasonable best efforts to provide reasonable and customary assistance to Parent and the Debt Financing Sources in their preparation of definitive transaction documents for the Debt Financing (provided that the effectiveness thereof shall be conditioned upon, and become operative no earlier than concurrently with, the occurrence of the Closing), (v) using reasonable best efforts to facilitate the provision of such customary certificates and other closing documents (which may state that they are conditioned on the occurrence of the Closing) as may be reasonably requested by Parent in connection with the Debt Financing, (vi) using reasonable best efforts to assist in the execution and delivery by the Company and its Subsidiaries at or following the Closing of definitive transaction documents for the Debt Financing (including credit agreements, notes, guarantees, pledge and security agreements and account control agreements) (provided that the effectiveness thereof shall be conditioned upon, and become operative no earlier than concurrently with, the occurrence of the

Closing), (vii) using reasonable best efforts to facilitate the pledge of and granting and perfection of Liens (in each case to be effective no earlier than the Closing) on applicable collateral, if any, to provide security in connection with the Debt Financing at and after the Closing, including in coordination with the release of Liens under the Existing Credit Facility pursuant to Section 6.13, and (viii) reasonably cooperating with Parent to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company or any of its Subsidiaries.

(b) Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 6.14 that would: (i) require the Company or any of its Subsidiaries or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (provided that the Company will use reasonable best efforts to cause persons who will continue as officers or directors of the Company and its Subsidiaries after the Closing to pass resolutions and execute documents in each case which are subject to and conditioned upon, and do not become effective until, the occurrence of the Closing), (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (iii) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing, (iv) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (v) reasonably be expected to conflict with the organizational documents of the Company or any of its Subsidiaries or any Applicable Law, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Subsidiaries is a party (including the Existing Credit Facility and the 2029 Notes Indenture), (vii) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege or other applicable privilege or protection, (viii) require the delivery of any opinion of counsel or (ix) require the Company to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice. Nothing contained in this Section 6.14 shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.

(c) Parent shall, promptly on request by the Company, reimburse the Company and its Subsidiaries for all reasonable out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent or its Representatives pursuant to this Section 6.14 and any information used in connection therewith (other than information provided by the Company or its Subsidiaries), except to the extent arising from the fraud, bad faith or willful misconduct of the Company, its Subsidiaries or their respective Representatives.

(d) The provisions of this Section 6.14 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, any breach by the Company of this Section 6.14 shall not be considered in determining the satisfaction of the condition set forth in Section 7.2(b), except to the extent of any knowing and intentional breach of an obligation that is within the control of the Company following receipt of written notice of the breach from Parent and the failure of the Company to cure such breach within a reasonable period of time following such notice. For the avoidance of doubt, consistent with Section 4.21, the obligations of Parent and Acquisition Sub hereunder are not in any way contingent upon or otherwise subject to the consummation of any financing arrangement, obtaining any financing or the availability of any financing to Parent or any of its Affiliates.

Section 6.15 Certain U.S. Federal Income Tax Matters.

(a) For U.S. federal income tax purposes, unless an Alternative Structure is implemented, (i) the parties intend that the Mergers, taken together, constitute an integrated plan of the type contemplated in IRS Revenue Ruling 2001-46 and will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Company, Parent and Acquisition Sub are parties under Section 368(b) of the Code.

(b) Unless an Alternative Structure is implemented, each of the Company, Parent and Acquisition Sub shall use its reasonable efforts to cause the Mergers to qualify for the Intended Tax Treatment, including by not taking any action that such party knows is reasonably likely to prevent such qualification. Unless an Alternative Structure is implemented, each of the Company, Parent and Acquisition Sub shall report the Mergers and the other transactions contemplated hereby in a manner consistent with the Intended Tax Treatment, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a)(1) of the Code (or any analogous provision of U.S. state or local or non-U.S. law).

(c) During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, (i) Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of the Company, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause Parent to fail to qualify as a RIC, and (ii) the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Parent, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Company to fail to qualify as a RIC.

Section 6.16 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the First Merger to be listed on NASDAQ, subject to official notice of issuance, at or prior to the Effective Time.

Section 6.17 Takeover Statutes and Provisions. None of the Company, Parent or Acquisition Sub will take any action that would cause the First Merger and related transactions to be subject to requirements imposed by any Takeover Statutes. Each of the Company and Parent shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the First Merger from, or if necessary to challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

Section 6.18 Stockholder Litigation. The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by the Company’s stockholders or Parent’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the transactions contemplated hereby. Each of Parent and the Company (a) shall keep the other party reasonably informed of any material developments in connection with any such Proceeding brought by its stockholders and (b) shall not settle any such Proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).

Section 6.19 Coordination of Dividends. Parent and the Company shall use their respective reasonable best efforts to coordinate with each other in designating the record and payment dates for any dividends or distributions to its stockholders, including any Tax Dividend, declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur. In the event that a dividend or distribution with respect to the shares of Company Common Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such dividend or distribution after the Effective Time on the appropriate payment date and, in connection therewith, the Company shall deposit such dividend or distribution with the Exchange Agent to be paid as a dividend or distribution as applicable to such holders in accordance with Section 2.2 in the same manner as the Cash Consideration. Prior to the Closing Date, if the aggregate amount of all (a) dividends paid by the Company on or prior to the date of this Agreement plus (b) all Quarterly Dividends after the date of this Agreement is less than the amount that should be paid as a dividend to distribute to the Company’s stockholders the amounts set forth in (i) through (v) of the definition of “Tax Dividend” or otherwise necessary for the Company to maintain its qualification as a RIC as reasonably determined by the Company, the Company shall declare a Tax Dividend. For all federal income tax purposes, to the fullest extent permitted by Applicable Law, Parent and the Company shall treat the payments of any Tax Dividend by the Exchange Agent, as agent on behalf of the Company, pursuant to Section 2.2 as a payment of a dividend considered to have been paid by the Company in the Company’s last federal income tax year pursuant to Section 855 of the Code. The amount of any Tax Dividend declared by the Company that is not reflected or accrued for in the calculation of the Closing Company Net Asset Value shall reduce the Closing Company Net Asset Value by an amount equal to the per share amount of such Tax Dividend; provided, that if the aggregate amount of all such Tax Dividends declared on or after the date hereof exceeds the amount of the Parent Aggregate Cash Consideration, Parent and the Company shall negotiate in good faith to adjust the Exchange Ratio to account for such Tax Dividends.

Section 6.20 Asset Coverage Requirement. The Company agrees to use its commercially reasonable efforts to maintain “asset coverage” within the meaning of Section 18(h) of the Investment Company Act of at least 150% during the Interim Period. Parent acknowledges that, as of the date of this Agreement, the Company’s asset coverage is below 150% and that, as a result, the Company may be restricted from incurring additional Indebtedness or issuing other senior securities and its ability to make distributions may be limited. The Company shall conduct its business so as to comply with the requirements of Section 18 of the Investment Company Act, and any rules or regulations thereunder, during the Interim Period.

Section 6.21 Parent Board of Directors. Prior to the Effective Time, Parent shall take all requisite actions so that, as of immediately following the Effective Time, (a) the size of the Parent Board shall be increased by one directorship, and (b) the Parent Board shall include Julie Persily, who is serving as a director of the Company; provided, that if Julie Persily is unwilling or unable to join the Parent Board at such time, then the Parties shall mutually agree in good faith prior to the Closing upon an alternative Person who is independent (within the applicable meaning of the rules and regulations of the SEC and NASDAQ) with respect to Parent to be appointed to the Parent Board in her place (the individual so appointed to the Parent Board pursuant to this clause, the “Designated Director”).

Section 6.22 Maintenance of Company Listing. During the Interim Period, the Company shall take all actions necessary to maintain the listing of the Company Common Stock on NASDAQ or another national securities exchange registered under Section 6 of the Exchange Act. To the extent any action contemplated by Section 6.22 requires Parent’s consent under Section 6.1, such consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE VII

CONDITIONS TO THE MERGERS

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the First Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a) the Company shall have obtained the Company Stockholder Approval;

(b) the issuance of Parent Common Stock in connection with the First Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(c) the Form N-14 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order; and

(d) no Governmental Authority of competent jurisdiction shall have issued or entered any Law or Order which is then in effect and has the effect of restraining, enjoining or otherwise prohibiting or making unlawful the consummation of the First Merger.

Section 7.2 Conditions to Obligations of Parent and Acquisition Sub to Effect the First Merger. The obligations of Parent and Acquisition Sub to effect the First Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a) each of the representations and warranties of the Company contained in (i) Section 3.1, Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.3(a), Section 3.3(b), Section 3.3(c) (but only clause (i) thereof), Section 3.19 and Section 3.20 (collectively, the “Company Fundamental Representations”) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (i), for such failures to be true and correct that are de minimis, (ii) clause (b) of Section 3.9 (the “Company No MAE Rep”) shall be true and correct in all respects as of the date hereof and (iii) this Agreement (other than the Company Fundamental Representations and the Company No MAE Rep), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (iii), for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date;

(c) Parent shall have received a certificate signed by an executive officer of the Company, dated as of the Closing Date, certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d); and

(d) since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect; and

(e) the Company shall have delivered to Parent an executed Payoff Letter and executed 2029 Notes Payoff Documentation, each in form and substance reasonably satisfactory to Parent, providing for the full and final repayment and discharge of all Payoff Indebtedness and the termination and release of all Liens related thereto.

Section 7.3 Conditions to Obligation of the Company to Effect the First Merger. The obligation of the Company to effect the First Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a) each of the representations and warranties of Parent and Acquisition Sub contained in (i) Section 4.1, Section 4.2(a), Section 4.2(b), Section 4.2(c), Section 4.3(a), Section 4.3(b), Section 4.3(c) (but only clause (i) thereof, Section 4.20 and Section 4.22 (collectively, the “Parent Fundamental Representations”) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (i), for such failures to be true and correct that are de minimis, (ii) clause (b) of Section 4.9 (the “Parent No MAE Rep”) shall be true and correct in all respects as of the date hereof and (iii) this Agreement (other than the Parent Fundamental Representations and the Parent No MAE Rep), without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (iii), for such failures to be true and correct as would not have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) each of Parent and Acquisition Sub shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date;

(c) the Company shall have received a certificate signed by an executive officer of Parent, dated as of the Closing Date, certifying as to the matters set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(d); and

(d) since the date of this Agreement, there shall not have occurred and be continuing any Parent Material Adverse Effect.

Section 7.4 Frustration of Closing Conditions. None of Parent, Acquisition Sub or the Company may rely either as a basis for not consummating the First Merger or any of the other transactions contemplated hereby or terminating this Agreement and abandoning the Mergers on the failure of any condition set forth in Article VII to be satisfied if such failure was primarily caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the First Merger shall not have been consummated on or before 5:00 p.m. (New York time) on November 11, 2027 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party to perform or comply with any of its obligations under this Agreement has been the principal cause of or resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii) prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have issued or entered any Law or Order or taken any other action permanently restraining, enjoining or otherwise prohibiting or making unlawful the consummation of the transactions contemplated hereby, and such Law or Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Law or Order or taking of such action was proximately caused by the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform or comply with any of its obligations under this Agreement; provided, further, that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) if the Company (in the case of a termination by the Company) or Parent or Acquisition Sub (in the case of termination by Parent), as applicable, is then in material breach of any of its representations, warranties, covenants or obligations under this Agreement (including, without limitation, Section 6.4); or

(iii) the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have been duly held and completed and the Company Stockholder Approval shall not have been obtained at such Company Stockholders’ Meeting (or at any adjournment or postponement thereof) at which a vote on the adoption of this Agreement is taken; or

(c) by the Company if:

(i) Parent or Acquisition Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or 7.3 and (B) is not capable of being cured by Parent or Acquisition Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Acquisition Sub, as applicable, on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or 7.2 not to be satisfied; provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.1(c)(i) if Parent’s breach has been primarily caused by a breach of any provision of this Agreement by the Company; or

(ii) at any time prior to receipt of the Company Stockholder Approval, in order to substantially concurrently enter into a binding definitive agreement providing for the consummation of a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.6; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii) if the Company has breached any provision of Section 6.6 in any material respect; provided, further, that prior to or simultaneously with any such termination the Company pays to Parent the Company Termination Fee;

(iii) at any time prior to the Effective Time, if (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (B) Parent and Acquisition Sub do not consummate the First Merger on or prior to the date the Closing is required to occur pursuant to Article I, (C) the Company shall have irrevocably confirmed in writing to Parent that it is ready, willing and able to complete the Closing on the date of such confirmation and throughout the three (3) Business Day period following delivery of such confirmation, and (D) Parent and Acquisition Sub fail to effect the Closing within three (3) Business Days following delivery of such confirmation; or

(d) by Parent if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or 7.2 and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Acquisition Sub is then in material breach of any of its respective representations, warranties, covenants or obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or 7.3 not to be satisfied; provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company’s breach has been primarily caused by a breach of any provision of this Agreement by Parent; or

(ii) at any time prior to the receipt of the Company Stockholder Approval, (A) the Company or the Company Board (or any committee thereof) shall have made a Company Adverse Recommendation Change, (B) the Company fails to publicly reaffirm the Company Recommendation within five (5) Business Days after receipt of a written request therefor by Parent (it being understood that Parent may make no more than one such request with respect to each publicly disclosed Competing Proposal), (C) the Company, any of its Subsidiaries or any of its or their Representatives’ shall have committed an Intentional Breach of Section 6.6 in a material respect, and such breach remains uncured for five (5) Business Days following written notice thereof by Parent to the Company, (D) the Company fails to recommend against any Competing Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement thereof or (E) the Company or any of its Subsidiaries enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement) or the Company fails to include the Company Recommendation in the Proxy Statement.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated and the Mergers abandoned pursuant to Section 8.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 8.3 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages resulting from any Intentional Breach of this Agreement prior to such termination or Fraud, in which case, except as provided in Section 8.3, the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, that the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6 and Article IX shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3 Termination Fees; Parent Expenses.

(a) If, but only if, this Agreement is terminated by:

(i) Either Parent or the Company pursuant to Section 8.1(b)(iii), (A) there has been publicly disclosed for the first time after the date of this Agreement and prior to the time of the Company Stockholders’ Meeting a Competing Proposal which is not withdrawn prior to the time of the Company Stockholders’ Meeting and (B) within nine (9) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to any Competing Proposal that is later consummated (regardless of whether such consummation happens prior to or following such nine (9)-month period);

(ii) the Company pursuant to Section 8.1(c)(ii); or

(iii) Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii),

then, in any such case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.3(b) by wire transfer of same day funds to the account or accounts designated by Parent (A) in the case of clause (i) above, on the same day as the consummation of any Tail Period Transaction, should one occur (regardless of whether such consummation happens prior to or following the expiration of the Tail Period), (B) in the case of clause (ii) above, substantially concurrently with such termination or (C) in the case of clause (iii) above, no later than three (3) Business Days following the date of such termination.

(b) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable to Parent pursuant to Section 8.3(a), then the Company shall reimburse Parent and its Affiliates for all of their documented out-of-pocket fees and expenses (including all documented fees and expenses of counsel, financial advisor, accountants, experts and consultants to Parent and Acquisition Sub and their Affiliates) incurred and payable by Parent, Acquisition Sub or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”); provided, that in no event shall the aggregate amount of Parent Expenses payable by the Company exceed $1,500,000. Any payments required to be made under this Section 8.3(b) shall be made by wire transfer of same day funds to the account or accounts designated by Parent within three Business Days after the Company’s having been notified in writing of the amounts thereof by Parent.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, except in cases involving Fraud, the Company Termination Fee, to the extent paid in full (less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.3(b)) on the terms provided in Section 8.3(a), shall constitute the sole and exclusive monetary remedy of Parent and Acquisition Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Company shall remain obligated to comply with the provisions of this Agreement that survive termination pursuant to Section 8.2); provided, that nothing in this (c) shall limit the right of Parent to recover damages in excess of the Company Termination Fee in the event of Fraud or an Intentional Breach of this Agreement by the Company, and the Company Termination Fee shall be credited against any such damages.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, (ii) the Company Termination Fee is not a penalty, but is liquidated damages (except in the circumstances described in the proviso to Section 8.3(c), in which case the Company Termination Fee shall be credited against Parent’s damages as provided therein), in a reasonable amount that will compensate Parent in the circumstances in which such fees or expenses are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 8.3, the Company shall pay Parent its costs and expenses in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law.

Section 8.4 Amendment. Subject to Applicable Law, the parties hereto may only modify or amend this Agreement by written agreement executed and delivered by the duly authorized officers of each of the respective parties; provided, that no amendment shall be made to this Agreement after the Effective Time; provided, further, that after receipt of the Company Stockholder Approval, if any such amendment shall by Applicable Law require further approval of the stockholders of the Company, the effectiveness of such amendment shall be subject to the approval of the stockholders of the Company.

Section 8.5 Extension; Waiver. The conditions to each of the parties’ obligations to consummate the Mergers are for the sole benefit of such party and may be waived by such party (without the approval of the stockholders of the Company) in whole or in part to the extent permitted by Applicable Law. At any time prior to the Effective Time, the Company or Parent may (a) waive or extend the time for the performance of any of the obligations or other acts of Parent or Acquisition Sub, in the case of the Company, or the Company, in the case of Parent, or (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement on the part of Parent or Acquisition Sub, in the case of the Company, or the Company, in the case of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and expressly setting forth the nature of such extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.6 Expenses; Transfer Taxes. Except as expressly set forth herein (including Section 8.3), all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided, that Parent and the Company shall each bear fifty percent (50%) of (i) all SEC registration and filing fees in connection with the Form N-14 and (ii) all costs of printing, mailing and soliciting proxies in connection with the Proxy Statement and the Company Stockholders’ Meeting (it being understood that the foregoing shall not include any legal or accounting fees or expenses). Other than Taxes imposed upon holders of Company Common Stock, Parent and the Company shall each bear fifty percent (50%) of all (a) transfer, stamp and documentary Taxes or fees and (b) sales, use, gains, real property transfer and other similar Taxes or fees arising out of or in connection with this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.7.

Section 9.2 Notices. All notices, consents and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (provided that the transmission is followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein), mailed by registered or certified mail (return receipt requested) or delivered by express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Acquisition Sub:

BCP Investment Corporation

650 Madison Avenue, 3rd Floor

New York, NY 10022

Attention: Patrick Schafer

Email:   Patrick.Schafer@bcpartners.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

Attention: Jonathan Corsico

     Steven Grigoriou

Email:  jonathan.corsico@stblaw.com

     steven.grigoriou@stblaw.com

if to the Company:

Investcorp Credit Management BDC, Inc.

280 Park Avenue, 39th Floor

New York, NY 10017

Email:   sshaikh@Investcorp.com; amuns@Investcorp.com

Attention: Suhail Shaikh; Andrew Muns

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY, USA 10004

Attn:  Philip Richter

    Colum J. Weiden

Email: philip.richter@friedfrank.com

    colum.weiden@friedfrank.com

and

Dechert LLP

1900 K Street, NW

Washington, D.C., 20006

Attn:  Harry S. Pangas

    John Stanley

Email: harry.pangas@dechert.com

    John.stanley@dechert.com

Each such notice, consent or other communication shall be effective upon receipt (or refusal of receipt).

Section 9.3 Interpretation; Certain Definitions.

(a) The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b) Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Section of the Company Disclosure Letter or Parent Disclosure Letter, respectively, if it is reasonably apparent on the face of such disclosure that such disclosure relates to any such other Section. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

(c) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, Sections, paragraphs, exhibits, annexes and schedules are to the articles, Sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to the date first set forth above, unless the context requires otherwise. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules, regulations or official guidance promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules, regulations or official guidance promulgated thereunder, in each case, as of such date). Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Contract, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States. The term “or” is not exclusive. References to “days” are to calendar days unless otherwise noted. The phrase “ordinary course of business consistent with past practice” shall mean “ordinary course of business consistent with past practice in all material respects”.

Section 9.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the First Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 9.5 shall be null and void.

Section 9.6 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that the D&O Indemnified Parties (with respect to Section 6.7 and this Section 9.7 from and after the Effective Time) and the Debt Financing Sources (with respect to Section 9.11) are intended third-party beneficiaries hereof.

Section 9.8 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except (x) to the extent governed by the Investment Company Act, in which case the latter shall control and (y) to the extent the MGCL applies to the First Merger or the internal affairs of the Company or Acquisition Sub. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks subject matter jurisdiction, the state or federal courts in the State of Delaware, and the appellate courts to which orders and judgments therefrom may be appealed (collectively, the “Acceptable Courts”). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.8.

Section 9.9 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (without proof of actual damages), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything to the contrary contained herein, this Section 9.9 is not intended and shall not be construed to limit in any way the provisions of Section 8.3(c).

Section 9.10 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 9.11 Debt Financing Sources. Notwithstanding anything to the contrary in this Agreement, but subject to the proviso to this Section 9.11, the Company, on behalf of itself, its Subsidiaries and each of their respective successors and Representatives (but not, for the avoidance of doubt, Parent, Acquisition Sub or any of their respective Affiliates, successors or Representatives), hereby (a) agrees that it will not bring or support, or permit any of its Affiliates to bring or support, any action, whether at law, in equity, in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York, (b) agrees that, except as specifically set forth in any debt commitment letter related to the Debt Financing, all actions (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source in any way relating to the Debt Financing or the performance thereof shall be exclusively governed by, and construed in accordance with, the internal Laws of the State of New York, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, (c) irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any action (whether at law, in equity, in contract, in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Financing or the performance thereof, including any action against or involving any Debt Financing Source arising out of this Agreement, (d) agrees that, prior to the Closing Date, none of the Debt Financing Sources shall have any liability to it or any of its Affiliates, whether at law or in equity, whether in contract or in tort or otherwise, in any way arising out of or relating to this Agreement, the Debt Financing or the definitive documents related thereto or any of the transactions contemplated hereby or thereby, (e) agrees that it shall not be entitled to, and shall not seek, specific performance in respect of any Debt Financing Source, and that it shall not have any right to enforce specifically any of Parent’s or any of its Affiliates’ rights under any agreements relating to the Debt Financing and (f) agrees that this sentence shall not be amended in a manner materially adverse to the interests of the Debt Financing Sources (in their capacities as such) that are party to any debt commitment letter with Parent without the consent of such Debt Financing Sources to the extent such consent is expressly required for such amendments pursuant to the terms of such commitment letter; provided, however, that neither the foregoing nor anything else in this Agreement shall waive, limit or affect in any manner, and shall not amend or modify in any manner, any Contract to which Parent or any of its Affiliates and any Debt Financing Source are party, including any commitment letter or definitive documentation relating to the Debt Financing, or any rights or remedies of Parent or any of its Affiliates thereunder.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BCP Investment Corporation

By:	/s/ Patrick Schafer
	Name:	Patrick Schafer
	Title:	Authorized Signatory

Aria Acquisition Sub, Inc.

By:	/s/ Patrick Schafer
	Name:	Patrick Schafer
	Title:	Treasurer

[Signature Page to Agreement and Plan of Merger]

Investcorp Credit Management BDC, Inc.

By:	/s/ Suhail A. Shaikh
	Name:	Suhail A. Shaikh
	Title:	President & CEO

[Signature Page to Agreement and Plan of Merger]

Appendix A

As used in this Agreement, the following terms shall have the following meanings:

“2029 Notes” shall mean the Company’s Floating Rate Senior Unsecured Notes due 2029 issued pursuant to that certain indenture, dated as of March 29, 2026, between the Company and Investcorp Capital plc, as agent, as supplemented (the “2029 Notes Indenture”).

“Affiliate” of a Person shall mean any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person).

“Aggregate Share Consideration Value” means the Parent Per Share NAV multiplied by the Aggregate Share Consideration.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” shall mean any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, order, writ, judgment or directive (including those of any self-regulatory organization) applicable to and legally binding on the Company, Parent, Acquisition Sub or any of their respective Affiliates, directors, employees or agents, as the case may be.

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Cash Consideration” shall mean, with respect to each share of Company Common Stock to be converted into the right to receive consideration pursuant to Section 2.1(a)(ii) and Section 2.6, an amount equal to the Parent Cash Consideration (if any).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company External Adviser” shall mean CM Investment Partners LLC, a Delaware limited liability company.

Appendix - 1

“Company Investment Advisory Agreement” shall mean the agreement entered into by the Company External Adviser with the Company for the purpose of providing investment advisory or investment management services.

“Company IPR” shall mean all Intellectual Property Rights owned, in whole or in part, by the Company or its Subsidiaries.

“Company Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (1) the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) the ability of the Company to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that, for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the Company, any of its Subsidiaries, or any of the Company Portfolio Companies operate (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Law or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s or any of the Company Portfolio Companies’ securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (v) any failure by the Company or any of the Company Portfolio Companies to meet published analyst estimates or expectations of the Company’s or such Company Portfolio Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vi) any failure by the Company, any of its Subsidiaries, or any Company Portfolio Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters, epidemic, pandemic, disease outbreak, or the related responses of Governmental Authorities with respect thereto; (viii) the announcement of this Agreement, including (A) the initiation of litigation by any stockholders of the Company or any stockholders of Parent, in each case, with respect to this Agreement or the transactions contemplated hereby, or (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with Company Portfolio Companies, due to the announcement of this Agreement (provided, that when “Company Material Adverse Effect” is used in relation to the representations and warranties of the Company in Section 3.3(c) and 3.4, this clause (viii) shall be disregarded); (ix) any action taken by the Company, any of its Subsidiaries or any Company Portfolio Company, in each case which is required to be taken

Appendix - 2

pursuant to this Agreement; and (x) any actions taken (or omitted to be taken) at the express written request of Parent, to the extent taken in accordance with such request; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries operate.

“Company Per Share NAV” shall mean ninety percent (90%) of the quotient of (i) the Closing Company Net Asset Value divided by (ii) the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares).

“Company Portfolio Company” shall mean any entity in which the Company or any of its Subsidiaries has made, makes or proposes to make a debt or equity investment that is or would be reflected in the Schedule of Investments included in the Company’s quarterly or annual reports.

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement and approve the transactions contemplated hereby including the First Merger (but excluding the Second Merger).

“Company Termination Fee” shall mean $1,309,460.46.

“Competing Proposal” shall mean any inquiry, proposal, discussions, negotiations or offer from any Third Party (A) with respect to a merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or other transaction involving the Company or any of its Subsidiaries, or (B) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (1) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any mortgage or pledge in connection with a bona fide debt financing transaction entered into in the ordinary course of business consistent with past practice) that constitute or represent, or would constitute or represent if such transaction is consummated, twenty percent (20%) or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, as of the date of such inquiry or proposal, or that generated twenty percent (20%) or more of net revenue or net income of the Company and its Subsidiaries, taken as a whole, for the 12-month period ending on the last day of the Company’s then most recently completed fiscal quarter, or (2) twenty percent (20%) or more of the outstanding shares of any class of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or any resulting parent company of the Company, in each case other than the Mergers.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated May 14, 2026, by and among the Company and BC Partners Advisors L.P..

Appendix - 3

“Contract” shall mean any agreement, contract, subcontract, lease, sublease, investment advisory agreement, administration agreement, conditional sales contract, purchase order, sales order, task order, delivery order, license, indenture, note, bond, loan, instrument, understanding, permit, concession, franchise, commitment or other agreement.

“control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by contract or otherwise. For purposes of this definition, a general partner or managing member of a Person shall always be considered to control such Person. The terms “controlling” and “controlled” shall have correlative meanings.

“Environmental Laws” shall mean all applicable and legally enforceable Laws relating to pollution or protection of the environment, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), the Clean Air Act (42 U.S.C. §7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. §2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. §1531 et seq.), and other similar state and local statutes, in effect as of the date hereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean the quotient (rounded to four decimal places) of (i) the Company Per Share NAV divided by (ii) the Parent Per Share NAV, as may be adjusted pursuant to Section 2.1(a)(v).

“Existing Credit Facility” shall mean that certain Loan, Security and Collateral Management Agreement dated as of August 23, 2021, as amended, restated, amended and restated, modified or supplemented from time to time prior to the date hereof, Investcorp Credit Management BDC SPV, LLC, a Delaware limited liability company, as borrower, each of the lenders party thereto, Capital One, National Association, a national banking association, as administrative agent, hedge counterparty, swingline lender and as arranger, Wells Fargo Bank, National Association, a national banking association, as collateral custodian, and CM Investment Partners, LLC, a Delaware limited liability company, as collateral manager.

“Fraud” means, of a party to this Agreement, an intentional and willful misrepresentation of or with respect to a representation or warranty set forth in this Agreement, or in any certificate delivered hereunder, by such party, which misrepresentation constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such representation or warranty.

Appendix - 4

“GAAP” shall mean the United States generally accepted accounting principles, consistently applied in accordance with past practice.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Hazardous Materials” shall mean all hazardous or toxic substances, materials or wastes, pollutants or contaminants defined as such by, or regulated as such under, any Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other security or similar instrument, (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iv) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and unpaid, (v) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), (vi) any capitalized lease obligations, (vii) all liabilities, prepayment penalties or premiums, expenses or other amounts that are payable in connection with retirement, prepayment or termination of any of the foregoing clauses (i) through (vi) and (viii) guarantees, endorsements and assumptions in respect of any of the foregoing clauses (i) through (vi).

“Intentional Breach” shall mean any breach of this Agreement where the action or non-action constituting or giving rise to such breach was intentionally undertaken by the party taking such action, with actual knowledge that such action or non-action would or would reasonably be expected to constitute or give rise to a breach of this Agreement.

“Intervening Event” shall mean an event, occurrence, development or change in circumstances with respect to or impacting the Company and its Subsidiaries or the businesses of the Company and its Subsidiaries, in each case taken as a whole, that was unknown to, nor reasonably foreseeable by (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known to or reasonably foreseeable by), the Company Board as of the date of this Agreement and becomes known to or by the Company Board prior to the time the Company Stockholder Approval is obtained; provided, however, that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of an Inquiry or Competing Proposal or any matter relating thereto or consequence thereof; and (ii) changes in the market price or trading volume of the Company Common Stock or meeting or exceeding any forecasts (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii)).

Appendix - 5

“Investment Advisers Act” shall mean the Investment Advisers Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean (i) with respect to the Company, the actual knowledge, after due inquiry of their respective direct reports, of those persons set forth in Section A-1 of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge, after due inquiry of their respective direct reports, of those persons set forth in Section A-1 of the Parent Disclosure Letter.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind.

“Merger Consideration” shall mean, with respect to each share of Company Common Stock to be converted into the right to receive consideration pursuant to Section 2.1(a)(ii) and Section 2.6, the Parent Cash Consideration and the Share Consideration.

“NASDAQ” shall mean The Nasdaq Global Select Market.

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any Proceeding.

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent External Adviser” shall mean Sierra Crest Investment Management LLC, a Delaware limited liability company.

“Parent Investment Advisory Agreement” shall mean the agreement entered into by the Parent External Adviser with Parent for the purpose of providing investment advisory or investment management services.

“Parent IPR” shall mean all Intellectual Property Rights owned, in whole or in part, by Parent or its Subsidiaries.

Appendix - 6

“Parent Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (1) the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of Parent and its Subsidiaries, taken as a whole, or (2) the ability of the Parent to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that, for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether a Parent Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which Parent, any of its Subsidiaries, or any of the Parent Portfolio Companies operate (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s or any of the Parent Portfolio Companies’ securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (v) any failure by Parent or any of the Parent Portfolio Companies to meet published analyst estimates or expectations of Parent’s or such Parent Portfolio Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (vi) any failure by Parent, any of its Subsidiaries, or any Parent Portfolio Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters, epidemic, pandemic, disease outbreak, or the related responses of Governmental Authorities with respect thereto; (viii) the announcement of this Agreement, including (A) the initiation of litigation by any stockholders of the Company or any stockholders of Parent, in each case, with respect to this Agreement or the transactions contemplated hereby, or (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with Parent Portfolio Companies due to the announcement of this Agreement (provided, that when “Parent Material Adverse Effect” is used in relation to the representations and warranties of the Parent in Section 4.3(c) and 4.4, this clause (viii) shall be disregarded); (ix) any action taken by Parent or any of its Subsidiaries or any Parent Portfolio Company, in each case which is required to be taken pursuant to this Agreement; and (x) any actions taken (or omitted to be taken) at the express written request of the Company, to the extent taken in accordance with such request; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on Parent and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

Appendix - 7

“Parent Open Tax Years” means, in the case of a representation with respect to a Tax matter involving Parent, the years for which the underlying statute of limitations with respect to such Tax matter has not yet expired.

“Parent Organizational Documents” shall mean the certificate of incorporation (in the case of Parent) or charter (in the case of Acquisition Sub), bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent and Acquisition Sub.

“Parent Per Share NAV” shall mean the quotient of (i) the Closing Parent Net Asset Value divided by (ii) the number of shares of Parent Common Stock issued and outstanding as of the Determination Date.

“Parent Per Share Price” shall mean the average of the volume-weighted average price per share of Parent Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five (5) consecutive trading days ending with the third (3rd) complete trading day immediately prior to the Closing Date.

“Parent Portfolio Company” shall mean any entity in which Parent or any of its Subsidiaries has made, makes or proposes to make a debt or equity investment that is or would be reflected in the Schedule of Investments included in Parent’s quarterly or annual reports.

“Payoff Indebtedness” shall mean all Indebtedness of the Company and its Subsidiaries outstanding under the Existing Credit Facility and the 2029 Notes.

“Permit” shall mean any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Authority.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due, being contested in good faith or for which adequate accruals or reserves have been established, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other Liens imposed by Law, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property and which are not violated by the current use and operation of such leased real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to all leased real property, all Liens encumbering the interest of the fee owner or any superior lessor, sublessor or licensor, (vi) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or the Parent SEC Documents or incurred in the ordinary course of business since the date of the most recent annual report on Form 10-K filed with the SEC by the Company and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (vii) such Liens or other imperfections of title, if any, that would not, individually or in the aggregate, be material to a Person and its Subsidiaries, taken as a whole, including Liens for any supplemental Taxes or assessments not shown by the public records, (viii) Liens disclosed on

Appendix - 8

existing title reports or existing surveys, (ix) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof, (x) Liens described in Section A-2 to the Company Disclosure Letter or the Parent Disclosure Letter (as applicable), (xi) in the case of Intellectual Property Rights, Third Party license agreements entered into in the ordinary course of business, (xii) any other Liens that will be released on or prior to the Closing Date and (xiii) the replacement, extension or renewal of any of the foregoing.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Proceeding” shall mean an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative, by or before a Governmental Authority.

“Privacy Requirements” means all applicable Laws, binding industry or self-regulatory organization standards, or externally posted or public policies, in each case, relating to the privacy, security, or processing of personal data.

“Regulatory Documents” shall mean, with respect to a Person, all forms, reports, registration statements, schedules and other documents filed, or required to be filed, by such Person pursuant to applicable Securities Laws or the applicable rules and regulations of any United States or foreign governmental or non-governmental self-regulatory organization, agency or authority.

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, agents, accountants, counsel, financial advisors, consultants and other advisors or representatives.

“RIC Qualification Matter” shall mean the Company’s failure to satisfy the gross income requirement of Section 851(b)(2) of the Code for its taxable years ended December 31, 2024, December 31, 2025, or December 31, 2026, including any request for relief pending with the IRS with respect thereto under Section 851(i) of the Code or pursuant to a closing agreement with the IRS.

“RIC Tax Deduct Amount” shall mean an amount, to be determined as of the Determination Date (and redetermined in connection with any update and redelivery of the calculation of the Closing Company Net Asset Value pursuant to Section 2.5(a)) and mutually agreed in good faith in writing by the Company and Parent, without duplication of any cost, expense or liability otherwise included in the calculation of the Closing Company Net Asset Value, equal to the aggregate amount of all Taxes, interest, penalties (including estimated penalties accrued or reasonably expected to accrue through the Closing Date), additions to Tax and other costs and expenses (including costs of obtaining or complying with any relief from the

Appendix - 9

IRS and any other remediation and/or compliance costs) incurred or reasonably expected to be incurred by the Company, Parent or any of their respective Subsidiaries, but not paid as of the Determination Date, arising out of or relating to (i) the RIC Qualification Matter, (ii) any U.S. withholding tax arising from any payments or obligations in respect of the 2029 Notes and/or (iii) other than costs and expenses incurred, or to be incurred, in connection with ordinary course tax preparation, reporting, and filing, any other Tax matter in excess of $100,000 of the Company or any of its Subsidiaries with respect to any taxable period (or any portion thereof) ending on or prior to the Closing Date (but only if the aggregate of the foregoing amounts arising out of or relating to such Tax matter exceeds $100,000), including any such matter identified in connection with Parent’s due diligence review of the Company.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” shall mean the Securities Act, the Exchange Act, the Investment Company Act, the Investment Advisers Act, Blue Sky Laws, all similar foreign securities laws, and the rules and regulations promulgated thereunder.

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Subsidiary” shall mean, as to any Person, any corporation, partnership, limited liability company, association or other business entity that is consolidated with such Person for financial reporting purposes under GAAP; provided, that in the case of the Company, none of any Company Portfolio Company shall be deemed to be a Subsidiary of the Company for purposes of this Agreement.

“Superior Proposal” shall mean a bona fide, unsolicited, written and binding Competing Proposal that is fully financed or has fully committed financing (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by a Third Party on terms that the Company Board determines in good faith, after consultation with its financial and outside legal advisors, and considering all legal, financial, regulatory and other material aspects of, and the identity of the Third Party making, the Competing Proposal and such factors as the Company Board considers in good faith to be appropriate, (A) is more favorable to stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any revisions to the terms and conditions of this Agreement proposed by Parent to the Company in writing in response to such Competing Proposal under the provisions of Section 6.6(d)(i)) and (B) is reasonably likely of being completed on the terms proposed on a timely basis.

“Tail Period” means the nine (9)-month period immediately following any termination of this Agreement pursuant to Section 8.1.

Appendix - 10

“Tail Period Transaction” means the Company’s entry into an Alternative Acquisition Agreement with respect to any Competing Proposal with a Third Party during the Tail Period; provided, that for purposes of this definition, the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority or Taxing Authority including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

“Tax Dividend” shall mean a dividend or dividends, other than any Quarterly Dividends, with respect to any applicable tax year, which is deductible pursuant to the dividends paid deduction under Section 562 of the Code, and shall have the effect of distributing to the Company’s stockholders all of its previously undistributed (i) “investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) any required distribution as determined under Section 4982(b)(1) of the Code, (iii) any prior year shortfall as determined under Section 4982(b)(2) of the Code, (iv) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (v) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized either in the applicable tax year or any prior tax year.

“Tax Returns” shall mean returns, reports, forms or information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the IRS or any other Taxing Authority.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“Third Party” shall mean any Person or group of Persons other than Parent, Acquisition Sub and their respective Affiliates.

“Treasury Regulations” shall mean any regulations promulgated under the Code.

Appendix - 11

Table of Definitions

Term	Section
2029 Notes Payoff Amount	Section 6.13(b)
2029 Notes Payoff Documentation	Section 6.13(b)
Acceptable Confidentiality Agreement	Section 6.6(c)
Acceptable Courts	Section 9.8
Acquisition Sub	Preamble
Aggregate Merger Consideration	Section 2.1(a)(ii)(1)(A)
Aggregate Share Consideration	Section 2.1(a)(ii)(1)(A)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.6(d)
Alternative Structure	Section 1.7
Antitrust Laws	Section 6.4(a)
Articles of First Merger	Section 3.3(a)
Bankruptcy and Equity Exception	Section 3.3(a)
BDC	Section 2.1(a)(iii)
Book-Entry Shares	Section 2.1(a)(i)
Canceled Shares	Section 1.3(a)
Certificate of Second Merger	Section 1.3(b)
Certificates	Section 2.1(a)(i)
claim	Section 4.24
Closing	Section 1.2
Closing Company Net Asset Value	Section 2.5(a)
Closing Date	Section 1.2
Closing Parent Net Asset Value	Section 2.5(b)
Company	Preamble
Company Adverse Recommendation Change	Section 6.3(b)
Company Board	Section 2.1(a)(iii)
Company Common Stock	Section 1.7
Company Fundamental Representations	Section 7.2(a)
Company Leased Real Property	Section 3.16(b)
Company Material Contract	Section 3.15(a)
Company No MAE Rep	Section 7.2(a)
Company SEC Documents	Section 3.6(a)
Company Special Committee	Section 2.1(a)(iii)
Company Stockholder Approval	Section 3.19
Company Stockholders’ Meeting	Section 6.3(b)
Company’s Bylaws	Section 3.1
Company’s Charter	Section 3.1
Consent	Section 3.4
Current Insurance	Section 6.7(b)
D&O Indemnified Parties	Section 6.7(a)
debt	Section 4.24
Debt Financing	Section 6.14(a)
Debt Financing Sources	Section 6.14(a)
Delaware Secretary	Section 1.3(b)
Determination Date	Section 2.5(a)

Appendix - 12

Term	Section
DGCL	Section 2.1(a)(iii)
Dissenting Shares	Section 2.3
Effective Time	Section 1.3(a)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
First Merger	Section 2.1(a)(iii)
Forecasts	Section 4.27
Form N-14	Section 3.7
Indemnified Liabilities	Section 6.7(a)
Inquiry	Section 6.6(a)
Insured Persons	Section 3.13(c)
Intellectual Property Rights	Section 6.15(a)
Intended Tax Treatment	Section 6.7(b)
Interim Period	Section 6.1
Key Stockholder Agreements	Section 2.1(a)(iii)
MD SDAT	Section 1.3(a)
Merger Consideration	Section 1.3(a)
Mergers	Section 6.6(d)(i)
MGCL	Section 6.6(d)(i)
Notice of Adverse Recommendation	Section 6.6(d)(i)
Notice of Superior Proposal	Section 6.6(d)(i)
Parent	Preamble
Parent Aggregate Cash Consideration	Section 2.1(a)(ii)(1)(A)
Parent Board	Section 2.1(a)(iii)
Parent Cash Consideration	Section 2.6(b)
Parent Common Stock	Section 2.1(a)(ii)(1)(A)
Parent DRIP	Section 2.2(c)
Parent Expenses	Section 8.3(b)
Parent Fundamental Representations	Section 7.3(a)
Parent Leased Real Property	Section 4.17(b)
Parent Material Contract	Section 4.16(a)
Parent No MAE Rep	Section 2.1(a)(ii)
Parent SEC Documents	Section 4.6(a)
Payoff Amount	Section 6.13
Payoff Letter	Section 6.13
Plan Assets	Section 3.24
Proxy Statement	Section 3.7
Quarterly Dividends	Section 6.1(d)
RIC	Section 3.14(i)
Second Effective Time	Section 1.3(b)
Second Merger	Section 2.1(a)(iii)
Share Consideration	Section 2.6(a)
Similar Law	Section 3.24
solvent	Section 4.24
Surviving Corporation	Section 2.1(a)(iii)
Takeover Statutes	Section 3.18
Termination Date	Section 8.1(b)(i)

Appendix - 13

Exhibit 10.1

EXECUTION VERSION

KEY STOCKHOLDER AGREEMENT

This Key Stockholder Agreement (this “Agreement”) is made and entered into as of November 9, 2026, by and between BCP Investment Corporation, a Delaware corporation (“Acquiror”), and [•] (the “Key Stockholder” and, collectively with Acquiror, the “Parties” and each a “Party”).

RECITALS

WHEREAS, the Key Stockholder is the beneficial or record owner of the shares of the common stock, par value $0.001 per share (“ICMB Common Stock”) of Investcorp Credit Management BDC, Inc., a Maryland corporation (“ICMB”), that are set forth on Schedule A hereto;

WHEREAS, simultaneously with the execution of this Agreement, Acquiror, ICMB and Aria Acquisition Sub, Inc., a Maryland corporation and a direct, wholly owned subsidiary of Acquiror (“Acquisition Sub”), are entering into an Agreement and Plan of Merger (as the same may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”) that, among other matters, provides for the merger of Acquisition Sub with and into ICMB (the “First Merger”), with ICMB surviving the First Merger as a wholly-owned subsidiary of Acquiror (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, immediately following the First Merger, the Surviving Corporation shall merge with and into Acquiror (the “Second Merger”), with Acquiror as the surviving company in the Second Merger; and

WHEREAS, as a condition and inducement to each of Acquiror and Acquisition Sub’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Parties are entering into this Agreement with respect to the Covered Shares (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

Section 1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. Otherwise, when used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1.

“Acquiror Covered Shares” means (a) all shares of common stock of Acquiror, par value $0.01 per share (“Acquiror Common Stock”), that the Key Stockholder owns, beneficially or of record, as of the date of this Agreement, and (b) any additional shares of Acquiror Common Stock that the Key Stockholder may acquire following the execution of this Agreement (including as a result of the Closing). For the avoidance of doubt, “Acquiror Covered Shares” will also include those shares of Acquiror Common Stock (i) held indirectly or otherwise controlled by the Key Stockholder or owned by its affiliates (whether or not for the benefit of the Key Stockholder) and

(ii) transferred by the Key Stockholder for estate planning purposes so long as such shares are held indirectly or otherwise controlled by any member of the Key Stockholder’s immediate family or any trust where the beneficiaries include a member of the Key Stockholder’s immediate family. For the avoidance of doubt, “Acquiror Covered Shares” shall include all shares of Acquiror Common Stock held by any Key Stockholder Affiliate (including any Person that controls the Key Stockholder), but shall not include any such shares held in the account of any fund, investment vehicle or other advisory client over which neither the Key Stockholder nor any Key Stockholder Affiliate possesses voting or dispositive power, in each case only for so long as neither the Key Stockholder nor any Key Stockholder Affiliate possesses voting or dispositive power over such shares; provided, that if at any time the Key Stockholder or any Key Stockholder Affiliate obtains voting or dispositive power over any such shares, such shares shall thereupon constitute Acquiror Covered Shares (and Covered Shares) for all purposes of this Agreement.

“Beneficially Own”, “Beneficially Owned” or “Beneficial Ownership” shall have the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act, except that for purposes of this Agreement the words “within sixty days” in Rule 13d-3(d)(1)(i) shall not apply, to the effect that a person shall be deemed to be the Beneficial Owner of a security if that person has the right to acquire beneficial ownership of such security at any time.

“Closing” means the time at which the First Merger is effective.

“Covered Shares” means, collectively, the Acquiror Covered Shares and the ICMB Covered Shares.

“Excluded Third Party” means, as of any time of determination, any Person that has filed a Schedule 13D with respect to its Beneficial Ownership of five percent (5%) or more of the outstanding Acquiror Common Stock as of such time of determination.

“ICMB Covered Shares” means (a) all shares of ICMB Common Stock that the Key Stockholder owns, beneficially or of record, as of the date of this Agreement, and (b) any additional shares of ICMB Common Stock that the Key Stockholder may acquire following the execution of this Agreement. For the avoidance of doubt, “ICMB Covered Shares” will also include those shares of ICMB Common Stock (i) held indirectly or otherwise controlled by the Key Stockholder or owned by its affiliates (whether or not for the benefit of the Key Stockholder) and (ii) transferred by the Key Stockholder for estate planning purposes so long as such shares are held indirectly or otherwise controlled by any member of the Key Stockholder’s immediate family or any trust where the beneficiaries include a member of the Key Stockholder’s immediate family.

“Key Stockholder Affiliate” means any Person that, directly or indirectly, controls, is controlled by, or is under common control with, the Key Stockholder.

“Standstill Expiration Time” shall mean the earlier to occur of (a) the Termination Date as defined in the Merger Agreement or the date upon which the Merger Agreement is otherwise terminated in accordance with its terms, (b) the day that falls on the eighteen (18) month anniversary of the Closing Date, and (c) if it occurs after the Closing, the first date on which the Key Stockholder, together with the Key Stockholder Affiliates, beneficially owns less than 2% of the outstanding Acquiror Common Stock and less than 2% of each other class of voting securities of Acquiror then outstanding, if any.

2

“Transfer” and grammatical variations thereof shall mean, with respect to any securities: (a) any direct or indirect sale, assignment, distribution, dividend, encumbrance, gift, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise, including as a result of death, disability or incapacity), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, assignment, distribution, dividend, encumbrance, gift, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise, including as a result of death, disability or incapacity), of such securities; (b) the deposit of such securities into a voting trust, the entry into a voting agreement with respect to such securities or the grant of any proxy, corporate representative appointment or power of attorney (or other consent or authorization) with respect to such securities; or (c) any agreement or other legally binding commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a) or (b).

Section 2. Transfer of Covered Shares.

(a) Hereafter until the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Closing, the Key Stockholder agrees not to Transfer, or permit to be Transferred, any ICMB Covered Shares, other than with the prior written consent of Acquiror; provided, that the Key Stockholder may Transfer, or permit to be Transferred, ICMB Covered Shares without the prior written consent of Acquiror if (A) the transferee of the ICMB Covered Shares is an affiliate of the Key Stockholder, (B) such ICMB Covered Shares are Transferred by the Key Stockholder for estate planning purposes and such shares are held indirectly or otherwise controlled by any member of the Key Stockholder’s immediate family or any trust where the beneficiaries include a member of the Key Stockholder’s immediate family, or (C) the ICMB Covered Shares held by such Key Stockholder are Transferred by operation of law, and, in the case of each (A), (B), or (C), the transferee has executed a joinder agreement (in form and substance reasonably satisfactory to Acquiror) agreeing to become a party to this Agreement and be subject to the terms of this Agreement applicable to the Key Stockholder. For the avoidance of doubt, nothing in this Agreement shall prohibit the Key Stockholder from surrendering its ICMB Covered Shares for payment of Merger Consideration in accordance with Section 2.2 of the Merger Agreement.

(b) From and after the Closing until the Standstill Expiration Time, the Key Stockholder agrees not to Transfer, or permit to be Transferred, any Acquiror Covered Shares to any Person that (i) is an Excluded Third Party or (ii) together with its affiliates, owns 4.9% or more of the outstanding Acquiror Common Stock or each other class of voting securities of Acquiror, measured both before and immediately after the consummation of such Transfer, in each case, other than with the prior written consent of Acquiror; provided, that the foregoing shall not limit, restrict or prohibit any open market transactions in which the identity of the transferee is not known to the Key Stockholder. Except as set forth in this Section 2(b), from and after the Closing, the Key Stockholder may freely Transfer its Acquiror Covered Shares.

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(c) Hereafter until the Closing, the Key Stockholder agrees not to, and shall cause the Key Stockholder Affiliates not to, directly or indirectly, without the prior written consent of Acquiror, purchase, acquire or agree to acquire Beneficial Ownership of any additional shares of ICMB Common Stock or Acquiror Common Stock, or any securities convertible into or exercisable or exchangeable for ICMB Common Stock or Acquiror Common Stock, or any other voting securities of ICMB or Acquiror.

Section 3. Voting of Shares; Quorum.

Section 3.1 Hereafter until the Standstill Expiration Time (or such earlier time as is specified below):

(a) until the earliest of the Closing, the Termination Date or the date upon which the Merger Agreement is otherwise terminated in accordance with its terms, the Key Stockholder agrees that it shall, at every meeting of the stockholders of ICMB, and in every solicitation of consents, vote or cause to be voted (including by written consent) the ICMB Covered Shares (but only to the extent such ICMB Covered Shares are entitled to vote on such matters) (a) in favor of the approval and adoption of the Merger Agreement, and any other action in favor of the transactions contemplated thereby (including the First Merger), (b) against any action or agreement that would be reasonably likely to hinder the consummation of such transactions, including against any Competing Proposal, and (c) in favor of any proposal to adjourn or postpone any meeting of the stockholders of ICMB to a later date if such proposal is made consistent with the Merger Agreement;

(b) the Key Stockholder agrees that it shall, from and after the Closing, at every meeting of the stockholders of Acquiror, and in every solicitation of consents, vote or cause to be voted (including by written consent) the Acquiror Covered Shares in accordance with the recommendation of the Acquiror Board on any matter, including any vote to renew or approve any investment advisory agreement (the “Advisory Agreement”) between Acquiror and Sierra Crest Investment Management LLC, a Delaware limited liability company (the “Acquiror External Adviser”) (or a successor thereof), or any merger, sale or change of control transaction involving Acquiror;

(c) the Key Stockholder agrees that it shall, at any meeting of the stockholders of ICMB prior to the Closing, however called, appear at such meeting or otherwise cause the ICMB Covered Shares to be counted as present thereat for the purpose of establishing a quorum; and

(d) the Key Stockholder agrees that it shall, at any meeting of the stockholders of Acquiror from and after the Closing and prior to the Standstill Expiration Time, however called, appear at such meeting or otherwise cause the Acquiror Covered Shares to be counted as present thereat for the purpose of establishing a quorum.

Section 4. Prohibition of Stockholder Activism.

Section 4.1 From and after the date hereof until the Standstill Expiration Time, the Key Stockholder shall not, and shall cause the Key Stockholder Affiliates and its and their representatives, and any other Person to the extent acting on behalf of, or in concert with, it or any of the Key Stockholder Affiliates or its or their representatives, not to, directly or indirectly, absent the prior written consent of Acquiror, do any of the following (or encourage any other Person to do any of the following):

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(a) (i) engage in any “solicitation” (as such term is used in the proxy rules of the SEC, but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) of the Exchange Act), with respect to ICMB, Acquiror, ICMB Common Stock, Acquiror Common Stock or any other voting securities of ICMB or Acquiror, of proxies or consents or conduct any non-binding referendum with respect to the election or removal of directors or any other matter or proposal to be voted on by holders of ICMB Common Stock, Acquiror Common Stock or other voting securities of ICMB or Acquiror, (ii) make any public statement in support of any third-party solicitation with respect to ICMB or Acquiror, ICMB Common Stock, Acquiror Common Stock or any other voting securities of ICMB or Acquiror or (iii) become a “participant” (as such term is used in the proxy rules of the SEC) in any such solicitation of proxies or consents with respect to ICMB, Acquiror, ICMB Common Stock, Acquiror Common Stock or any other voting securities of ICMB or Acquiror;

(b) knowingly encourage, advise or intentionally influence any other Person, or knowingly assist any other Person in so encouraging, advising or intentionally influencing any other Person, with respect to the voting or the giving or withholding of any proxy, consent or other authority to vote involving ICMB, Acquiror, ICMB Common Stock, Acquiror Common Stock or any other voting securities of ICMB or Acquiror, including any binding or non-binding referendum;

(c) seek or propose, alone or in concert with others, to have CM Investment Partners LLC or the Acquiror External Adviser (or any successor adviser) terminated or replaced, to prevent the adoption of the Advisory Agreement, or to have the Advisory Agreement or any other applicable investment advisory agreement terminated, amended, modified or otherwise replaced or canceled;

(d) form, join or participate in any way in any “group” as defined pursuant to Section 13(d) of the Exchange Act, with respect to the ICMB Common Stock, the Acquiror Common Stock or any other voting securities of ICMB or Acquiror;

(e) make, or in any way knowingly participate with any other Person, directly or indirectly, in any offer or proposal that would reasonably be expected to result in any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or similar transaction involving ICMB, Acquiror or their respective securities or assets;

(f) (i) seek or propose, alone or in concert with others, election or appointment to, or representation on, the board of directors of ICMB (the “ICMB Board”) or the board of directors of Acquiror (the “Acquiror Board”) or nominate or propose the nomination of, or recommend the nomination of, any candidate to the ICMB Board or Acquiror Board, (ii) seek or propose, alone or in concert with others, the removal of any member of the ICMB Board or Acquiror Board; or (iii) seek or propose, alone or in concert with others, to control the management or policies of ICMB or Acquiror;

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(g) (i) seek or propose, alone or in concert with others, to call a meeting of the stockholders of ICMB or Acquiror, (ii) make or be the proponent of any shareholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise) for consideration by the stockholders of ICMB or Acquiror, or (iii) make any demand or request for stock list materials or other books and records of ICMB or Acquiror under any applicable statutory or regulatory provisions providing for stockholder access to books and records (including any rights under Sections 2-512 and 2-513 of the Maryland General Corporation Law (the “MGCL”), Section 624 of the New York Business Corporation Law or Section 220 of the Delaware General Corporation Law (the “DGCL”));

(h) publicly disclose any intention, plan or arrangement to take any action materially inconsistent with any provisions of this Section 4; or

(i) (i) challenge the validity of, or seek to enjoin the operation of, any provision of this Agreement, the Merger Agreement or the Advisory Agreement, or (ii) allege any breach of any fiduciary duty of the ICMB Board or the Acquiror Board in connection with the negotiation, execution and delivery of this Agreement, the Merger Agreement or the Advisory Agreement, as applicable.

Section 5. Capacity.

(a) To the extent the Key Stockholder is a director of ICMB, the Key Stockholder is entering into and shall perform this Agreement solely in its capacity as a stockholder of ICMB, and nothing herein shall limit or restrict such Person’s nomination and/or election to the ICMB Board in accordance with a recommendation of the ICMB Board to stockholders of ICMB or actions taken solely in its capacity as a director of ICMB to the extent permitted by the Merger Agreement; provided, that the foregoing shall not limit any of the Key Stockholder’s obligations in its capacity as a stockholder. Prior to the Standstill Expiration Time, the Key Stockholder shall not seek or propose any additional board seat or director nomination right, or seek to control the management or policies of Acquiror.

Section 6. Mutual Non-Disparagement. The Key Stockholder, on the one hand, and Acquiror, on the other hand, agree not to prior to the Standstill Expiration Time, directly or indirectly, make any public statement, whether by way of a social media posting, press release, interview, or otherwise, that is negative, derogatory, or defamatory to the Key Stockholder (in the case of Acquiror) or ICMB, Acquiror, CM Investment Partners LLC or the Acquiror External Adviser (or any successor adviser) (in the case of the Key Stockholder), and their respective controlled affiliates and affiliates under common control with such Person, directors, officers or employees, or of the Advisory Agreement or the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, this provision shall not restrict any truthful statements required to be made pursuant to any law or to any court, governmental authority, regulatory agency, self-regulatory organization, or subpoena (including by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process), including in any legal proceeding or other action.

Section 7. Appraisal Rights. The Key Stockholder irrevocably and unconditionally waives, and agrees to cause to be waived, and agrees not to exercise or perfect, and agrees to prevent the exercise or perfection of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the transactions contemplated by the Merger Agreement, including the First Merger, that the Key Stockholder may have with respect to any of the ICMB Covered Shares in connection with the Merger Agreement, the First Merger and the transactions contemplated by the Merger Agreement (including all rights under Section 3-202 of the MGCL or otherwise). The Key Stockholder acknowledges that, pursuant to Section 4.7 of the Company’s Charter, holders of ICMB Common Stock are not entitled to exercise the rights of an objecting stockholder under Title 3, Subtitle 2 of the MGCL or any successor provision thereto.

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Section 8. Representations and Warranties of the Key Stockholder. The Key Stockholder hereby represents and warrants to Acquiror as follows:

Section 8.1 Authority. The Key Stockholder has the legal capacity to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by the Key Stockholder and, assuming the due authorization, execution and delivery by Acquiror, constitutes a valid and binding obligation of the Key Stockholder enforceable against the Key Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 8.2 Ownership of the Covered Shares. As of the date hereof, the Key Stockholder is the direct and Beneficial Owner or record owner of all ICMB Common Stock, Acquiror Common Stock, other voting securities of ICMB or Acquiror and any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, ICMB Common Stock, Acquiror Common Stock or other voting securities of ICMB or Acquiror, listed on Schedule A. As of the date hereof, Schedule A lists all Covered Shares. Other than as listed on Schedule A, as of the date hereof, neither the Key Stockholder nor any Key Stockholder Affiliate is the Beneficial Owner or record owner of any ICMB Common Stock, Acquiror Common Stock, other voting securities of ICMB or Acquiror or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, ICMB Common Stock, Acquiror Common Stock or other voting securities of ICMB or Acquiror. All the Covered Shares are Beneficially Owned by the Key Stockholder, free and clear of any and all liens or other encumbrances, other than those created by this Agreement, and those under applicable Securities Laws, and such Covered Shares are fully paid up. The Key Stockholder has voting and dispositive power over all of the Covered Shares, subject to restrictions created by this Agreement and those under applicable Securities Laws. As of the date hereof, the Key Stockholder has not entered into any agreement to Transfer such Covered Shares.

Section 8.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by the Key Stockholder does not, and the performance by the Key Stockholder of its obligations under this Agreement and the compliance by the Key Stockholder with any provisions hereof do not and will not: (i) conflict with or violate any laws applicable to the Key Stockholder, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or any other encumbrance on any of the Covered Shares pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Key Stockholder is a party or by which the Key Stockholder is bound.

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(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person, is required by or with respect to the Key Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Key Stockholder of the transactions contemplated hereby, except for filings under, or compliance with, the applicable requirements of the Securities Act, the Exchange Act or any other federal securities laws and the rules and regulations promulgated thereunder.

Section 8.4 Litigation. There is no legal action pending against or, to the knowledge of the Key Stockholder, threatened against or affecting the Key Stockholder that would reasonably be expected to materially impair or materially adversely affect the ability of the Key Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 9. Representations and Warranties of Acquiror. Acquiror hereby represents and warrants to the Key Stockholder as follows:

Section 9.1 Authority. Acquiror has the corporate power, authority and capacity to make, enter into and carry out the terms of this Agreement. Acquiror is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Acquiror’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other corporate action on the part of Acquiror is required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Acquiror and, assuming the due authorization, execution and delivery by the Key Stockholder, constitutes a valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 9.2 No Conflict; Consents.

(a) The execution and delivery of this Agreement by Acquiror does not, and the performance by Acquiror of the obligations under this Agreement and the compliance by Acquiror with any provisions hereof do not and will not conflict with or violate any laws applicable to, or organizational documents of, Acquiror.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person, is required by or with respect to Acquiror in connection with the execution and delivery of this Agreement or the consummation by Acquiror of the transactions contemplated hereby, except filings under, or compliance with, the applicable requirements of the Securities Act, the Exchange Act or any other federal securities laws and the rules and regulations promulgated thereunder.

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Section 9.3 Litigation. There is no legal action pending against or, to the knowledge of Acquiror, threatened against or affecting Acquiror that would reasonably be expected to materially impair or materially adversely affect the ability of Acquiror to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 10. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Key Stockholder, and Acquiror shall have no authority to direct the Key Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

Section 11. General Provisions.

Section 11.1 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 11.2 Assignment; Successors. Except as otherwise provided in Section 2 or as otherwise contemplated by the Merger Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any assignment in violation of this Section 11.2 shall be void.

Section 11.3 Amendments or Supplements. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects by written agreement signed by each Party. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

Section 11.4 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of Acquiror and the Key Stockholder shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided that if

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jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 11.5 Notices. All notices, consents and other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent via email (provided that the transmission is followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein), mailed by registered or certified mail (return receipt requested) or delivered by express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to:

c/o BCP Investment Corporation

650 Madison Avenue, 3rd Floor

New York, NY 10022

Attention: Patrick Schafer

Email: Patrick.Schafer@bcpartners.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

900 G. St., N.W.

Washington, D.C. 20001

Attention: Jonathan Corsico Steven Grigoriou

Email:   jonathan.corsico@stblaw.com

     steven.grigoriou@stblaw.com

if to the Key Stockholder, to the address for such Key Stockholder on its signature page hereto.

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY, USA 10004

Attn:  Philip Richter

    Colum J. Weiden

Email: philip.richter@friedfrank.com

   colum.weiden@friedfrank.com

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and

Dechert LLP

1900 K Street, NW

Washington, D.C., 20006

Attn:  Harry S. Pangas

    John Stanley

Email: harry.pangas@dechert.com

   John.stanley@dechert.com

Each such notice, consent or other communication shall be effective upon receipt (or refusal of receipt).

Section 11.6 Governing Law. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

Section 11.7 Submission to Jurisdiction. Each of the Parties hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery lacks jurisdiction over a particular matter, the other state or federal courts in the State of Delaware), and any appellate court from any thereof, in any action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such actions shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery lacks jurisdiction over a particular matter, the other state or federal courts in the State of Delaware), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery or federal courts in the State of Delaware, (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action in any such court and (iv) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Parties agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address in Section 11.5 shall be effective service of process for any action brought in any such court or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

Section 11.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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Section 11.9 Entire Agreement. This Agreement contains the entire understanding of the Parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the Parties with respect to such subject matter.

Section 11.10 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument.

Section 11.11 Interpretation. The headings contained in this Agreement or in any Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.12 No Agreement Until Executed. Irrespective of negotiations among the Parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the Parties unless and until this Agreement is executed and delivered by all Parties.

Section 11.13 Legal Representation. This Agreement was negotiated by the Parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

Section 11.14 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 11.15 Documentation and Information. The Key Stockholder consents to and hereby authorizes Acquiror, ICMB and Acquisition Sub to publish and disclose in all documents and schedules required by applicable law to be filed with the SEC or any other Governmental Authority in connection with the Advisory Agreement, the Merger Agreement and any other transactions contemplated by the Merger Agreement (including on Schedule 13D), the Key Stockholder’s identity and ownership of the Covered Shares, the existence of this Agreement and the nature of the Key Stockholder’s commitments and obligations under this Agreement, and the Key Stockholder acknowledges that Acquiror, ICMB and Acquisition Sub may, as permitted or required by applicable law, file this Agreement or a form hereof with the SEC or any other Governmental Authority. The Key Stockholder agrees to reasonably cooperate with Acquiror and ICMB and to promptly give Acquiror or ICMB, as applicable, any relevant information in possession of the Key Stockholder that Acquiror or ICMB, as applicable, may reasonably request relating to the Key Stockholder for the preparation of any such disclosure documents, and the Key Stockholder agrees to promptly notify Acquiror or ICMB, as applicable, of any required corrections with respect to any such written information supplied by the Key Stockholder specifically for use in any such disclosure document, if and to the extent that, to the knowledge of the Key Stockholder, any such information shall have become false or misleading in any material respect. ICMB, Acquiror (including any subsidiary thereof) and Acquisition Sub shall be permitted to disclose in any press release or other disclosure document reasonably determined by ICMB, Acquiror or Acquisition Sub to be necessary in connection with the transactions contemplated by the Merger Agreement the existence of this Agreement and the nature of the Key Stockholder’s obligations under this Agreement, in each case as permitted or required by applicable law. To the extent reasonably practicable, Acquiror and Acquisition Sub shall provide

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the Key Stockholder a reasonable opportunity to review and comment on any portion of a disclosure document or press release referred to in this Section 11.15 that specifically describes the Key Stockholder or its ownership of the Covered Shares (other than disclosure consistent with disclosure previously so reviewed), and shall consider any such comments in good faith; provided, that such review shall not be a condition to, or a basis for delaying, any filing required by applicable law.

Section 11.16 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement shall automatically terminate in its entirety, without any action by any party hereto, upon the earliest of (a) the Termination Date, (b) the date upon which the Merger Agreement is otherwise terminated in accordance with the terms and conditions provided for therein, (c) the mutual written agreement of the parties hereto, or (d) prior to the Closing, the entry into any amendment to the Merger Agreement after the date hereof, without the prior written consent of the Key Stockholder, that reduces the Merger Consideration or changes the form of the Merger Consideration; provided, that any reduction in the Merger Consideration resulting from fluctuations in the net asset value of ICMB or Acquiror (including any adjustment to the Merger Consideration determined by reference to such net asset value in accordance with the terms of the Merger Agreement as in effect on the date hereof) shall not constitute a reduction in the Merger Consideration for purposes of this clause (d). If this Agreement is so terminated, it shall become null and void and have no further force or effect.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

BCP INVESTMENT CORPORATION

[•]

Name: [•]
Title: [•]

[Signature Page to Key Stockholder Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

KEY STOCKHOLDER

[•]

By: [•]
Its: [•]

By:
Name: [•]
Title: [•]

Address for Notices:

Name:
Address Line 1:
Address Line 2:
Attention (if necessary):
Email:

[Signature Page to Key Stockholder Agreement]

Schedule A

Covered Shares

[Schedule A to Key Stockholder Agreement]

Exhibit 99.1

Investcorp Credit Management BDC, Inc. to Merge into BCP Investment Corporation

NEW YORK, Nov. 11, 2026 (GLOBE NEWSWIRE) — Investcorp Credit Management BDC, Inc. (NASDAQ: ICMB) (“ICMB”) and BCP Investment Corporation (NASDAQ: BCIC) (the “Company” or “BCIC”), a business development company managed by Sierra Crest Investment Management LLC (“Sierra Crest”), an affiliate of BC Partners Advisors L.P. (“BC Partners”), announced today that they have entered into a definitive merger agreement under which ICMB will merge with BCIC, subject to approval by ICMB stockholders.

The transaction has been unanimously approved by ICMB’s Board of Directors, following the recommendation of the independent Special Committee. Both the Special Committee and ICMB’s Board of Directors recommend that ICMB stockholders vote in favor of the proposed merger.

Management Commentary

Ted Goldthorpe, Chief Executive Officer and Chairman of the Board of BCIC, stated, “This transaction marks another step in executing our vision of driving consolidation across the BDC sector. We have long believed that greater scale can deliver meaningful benefits, and the combination of ICMB and BCIC is expected to generate immediate cost synergies, lower financing costs and improved trading liquidity. We believe these benefits will position the combined company to deliver stronger long-term value for stockholders.”

Suhail A. Shaikh, President and Chief Executive Officer of ICMB stated, “This transaction reflects ICMB’s longstanding commitment to pursuing optimal returns for our stockholders. We believe the combination with BCIC positions the Company to deliver long-term value for stockholders. ICMB’s size and scale have been challenging to navigate in current market conditions. We believe that a combination with BCIC provides our stockholders the benefits of scale and access that Sierra Crest brings in the private credit market.”

Thomas J. Sullivan, Chair of the Special Committee, added: “This transaction is the result of an intentional, considered strategic review process to identify the right partner to support ICMB in the next stage of its journey. Our decision to merge with BCIC, under Sierra Crest’s management, represents an opportunity for greater flexibility over the long term in this late-stage credit cycle. We are pleased to partner on behalf of our stockholders, and we look forward to delivering updates on our progress in future announcements.”

Transaction Highlights

•	Stockholders should expect to realize net investment income per share accretion following the closing of the transaction;

•	The transaction is expected to deliver operational synergies for the combined company from the larger pro forma scale and the elimination of redundant ICMB public company related expenses;

•

Significant stockholders of ICMB, including certain director and executive officers, have entered into key stockholder agreements with BCIC and agreed to vote their ICMB shares in favor of the transaction, representing approximately 41% of ICMB’s shares outstanding as of November 9, 2026; and

•	Following the transaction, current ICMB stockholders are expected to own up to approximately 16.7% of the combined company.

Under the terms of the agreement, ICMB stockholders will receive aggregate consideration equal to 90% of ICMB’s net asset value at closing, subject to adjustments for transaction expenses, repayment of ICMB’s outstanding debt and certain tax-related items. The consideration will be paid in BCIC shares, valued at 100% of BCIC’s net asset value per share at closing, with the number of shares issued capped at 19.99% of BCIC’s common stock outstanding at signing. Any remaining consideration will be paid in cash.

Based on respective net asset values for ICMB ($2.76 per share) and BCIC ($13.00 per share) (both based on September 30, 2026 net asset value per share adjusted for currently estimated transaction expenses), the merger transaction currently values ICMB shares at approximately $2.49 per share, which represents 90% of ICMB’s net asset value, adjusted for estimated transaction expenses. Using BCIC’s closing price of $6.57 on November 9, 2026, the merger transaction currently values ICMB shares at approximately $1.38 per share, which represents approximately 126% premium to ICMB’s closing price of $0.61 on November 9, 2026.

In addition to approval by ICMB stockholders, the closing of the merger is subject to customary conditions. The parties currently expect the transaction to be completed in the first calendar quarter of 2027.

Transaction Advisors

Houlihan Lokey Capital, Inc. is serving as financial advisor to the Special Committee of the Board of Directors of ICMB, Fried Frank Harris Shriver & Jacobson LLP is serving as the Special Committee’s counsel and Dechert LLP is serving as counsel to ICMB. Simpson Thacher & Bartlett LLP is serving as counsel to BCIC.

Investor Presentation and Conference Call

BCIC and ICMB will host a joint conference call on Thursday, November 12, 2026 at 8:00am Eastern Time to discuss the transaction. All interested persons are invited to participate on the call and can access the conference call by dialing (646) 307-1963. Conference ID is 2135550. A live audio webcast of the conference call can be accessed via the Internet, on a listen-only basis at https://edge.media-server.com/mmc/p/ykee8aoy. The online archive of the webcast will be available on the Company’s website shortly after the call at https://www.bcpinvestmentcorporation.com/ in the Investor Relations section under Events and Presentations.

About Investcorp Credit Management BDC, Inc.

Investcorp Credit Management BDC, Inc. (NASDAQ: ICMB) is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. ICMB’s investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation through debt and related equity investments by targeting investment opportunities with favorable risk-adjusted returns. ICMB seeks to invest primarily in middle-market companies that have annual revenues of at least $50 million and earnings before interest, taxes, depreciation, and amortization of at least $15 million. ICMB’s investment activities are managed by its investment adviser, CM Investment Partners LLC. To learn more about Investcorp Credit Management BDC, Inc., please visit www.icmbdc.com.

About BCP Investment Corporation

BCP Investment Corporation (NASDAQ: BCIC) is a publicly traded, externally managed investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. BCIC’s middle-market investment business originates, structures, finances and manages a portfolio of term loans, mezzanine investments and selected equity securities in middle-market companies. BCIC’s investment activities are managed by its investment adviser, Sierra Crest Investment Management LLC, and affiliate of BC Partners Advisors L.P. BCIC’s filings with the Securities Exchange Commission (the “SEC”), earnings releases, press releases and other financial, operational and governance information are available on its website at www.bcpinvestmentcorporation.com.

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between ICMB and BCIC pursuant to the Merger Agreement dated November 11, 2026, by and among ICMB, BCIC, and a wholly-owned subsidiary of BCIC. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including the required approval by the stockholders of ICMB may not be obtained; (2) the risk that the mergers or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by ICMB and BCIC or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of ICMB and BCIC; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact BCIC’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings ICMB and BCIC have made with the Securities and Exchange Commission (the “SEC”), and will be contained in the materials ICMB and BCIC will file with the SEC in connection with the proposed transactions under the Merger Agreement, including BCIC’s registration statement on Form N-14 (the “Registration Statement”), which will include ICMB’s proxy statement on Schedule 14A that also constitutes a prospectus of BCIC (the “Proxy Statement/Prospectus”).

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, neither ICMB nor BCIC undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the merger, BCIC plans to file with the SEC the Registration Statement that will include the Proxy Statement/Prospectus. After the Registration Statement is declared effective by the SEC, ICMB will mail the Proxy Statement/Prospectus to its stockholders. The Proxy Statement/Prospectus and Registration Statement will each contain important information about BCIC, ICMB, the merger and related matters. STOCKHOLDERS OF ICMB AND BCIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, ICMB, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by BCIC, from BCIC’s website at www.bcpinvestmentcorporation.com and for documents filed by ICMB, from ICMB’s website at https://www.icmbdc.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participation in the Solicitation

ICMB, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ICMB in connection with the proposed merger. Information about the directors and executive officers of ICMB is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed by ICMB with the SEC on March 31, 2026 and its proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on November 10, 2025. Additional information regarding the directors and executive officers of ICMB will be contained in the Proxy Statement/Prospectus when it becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposals included in the Proxy Statement/Prospectus or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts:

BCP Investment Corporation

650 Madison Avenue, 3rd floor

New York, NY 10022

info@bcpinvestmentcorporation.com

Brandon Satoren

Chief Financial Officer

Brandon.Satoren@bcpartners.com

(212) 891-2880

The Equity Group Inc.

Lena Cati

lena.cati@theequitygroup.com

(212) 836-9611

Val Ferraro

val.ferraro@theequitygroup.com

(212) 836-9633

Media

Daniel.Yunger@kekstcnc.com

James.Hartwell@kekstcnc.com

Investcorp Credit Management BDC, Inc.

Jenny.Boyd@fticonsulting.com

ICMBinfo@investcorp.com